Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Financial Statements as of June 30, 2025, June 30, 2024 and July 1, 2023, and for the fiscal years ended June 30, 2025, 2024 and 2023.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 92, beginning on July 1, 2024

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 614,074,273 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 614

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Consultores Asset Management S.A..

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,688 shares

Voting stock (direct and indirect equity interest): 37.98% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	614,074,273(**)	614

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BrasilAgro	BrasilAgro-Companhia Brasileira de Propriedades Agrícolas
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPCCN	Civil and Commercial Procedural Code of Argentina
CPI	Consumer Price Index
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN B.V.	Dolphin Netherlands B.V
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FACPCE	Argentine Federation of Accountant
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (Former TGLT S.A.)
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tandanor	Tandanor S.A.C.I.y N.
TOFC	Federal Criminal Oral Court
U.P.	Port-Related Use
USA	United States of America

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Financial Position
as of June 30, 2025, June 30, 2024 and July 1, 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	07.01.2023 Restated (i)
ASSETS
Non-current assets
Investment properties	9	2,404,115	2,440,276	3,037,044
Property, plant and equipment	10	712,680	711,714	753,946
Trading properties	11	124,720	27,233	31,261
Intangible assets	12	28,500	101,056	51,628
Group of assets held for sale		-	3,619	-
Right-ouse assets	13	122,036	111,516	97,067
Biological assets	14	43,553	39,073	48,198
Investment in associates and joint ventures	8	187,539	191,845	205,540
Deferred income tax assets	23	12,881	13,598	7,399
Income tax credit		76	19	114
Restricted assets	16	-	3,792	6,227
Trade and other receivables	17	175,727	197,534	174,615
Investment in financial assets	16	27,831	14,368	10,695
Derivative financial instruments	16	2,469	1,709	2,029
Total non-current assets		3,842,127	3,857,352	4,425,763
Current assets
Trading properties	11	35,695	573	746
Biological assets	14	105,682	81,261	96,833
Inventories	15	177,409	162,118	146,156
Income tax credit		1,211	3,206	5,925
Trade and other receivables	17	442,848	364,811	403,101
Investment in financial assets	16	226,214	203,696	226,987
Derivative financial instruments	16	6,781	9,375	31,917
Cash and cash equivalents	16	250,855	159,825	201,685
Total current assets		1,246,695	984,865	1,113,350
TOTAL ASSETS		5,088,822	4,842,217	5,539,113
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		970,586	968,539	1,077,368
Non-controlling interest		1,243,206	1,209,702	1,409,462
TOTAL SHAREHOLDERS' EQUITY		2,213,792	2,178,241	2,486,830
LIABILITIES
Non-current liabilities
Trade and other payables	20	77,376	70,525	63,481
Borrowings	22	807,352	663,070	825,419
Deferred income tax liabilities	23	863,554	889,731	1,002,103
Provisions	21	32,431	30,089	33,492
Payroll and social security liabilities		124	1,866	1,755
Lease liabilities	13	88,447	85,383	92,384
Derivative financial instruments	16	3,967	4,312	240
Total non-current liabilities		1,873,251	1,744,976	2,018,874
Current liabilities
Trade and other payables	20	330,518	348,615	416,557
Borrowings	22	535,760	483,709	531,977
Provisions	21	5,244	6,404	4,485
Payroll and social security liabilities		38,068	28,145	35,186
Income tax liabilities		56,747	9,343	8,560
Lease liabilities	13	31,859	25,843	30,189
Derivative financial instruments	16	3,583	16,941	6,455
Total Current liabilities		1,001,779	919,000	1,033,409
TOTAL LIABILITIES		2,875,030	2,663,976	3,052,283
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		5,088,822	4,842,217	5,539,113

(i) See Note 1 to these Consolidated Financial Statements.

  The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2025, 2024 and 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Revenues	25	914,157	959,359	986,274
Costs	26	(570,742)	(571,311)	(597,247)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		19,997	8,433	(6,705)
Changes in the net realizable value of agricultural products after harvest		4,642	10,002	(13,148)
Gross profit		368,054	406,483	369,174
Net gain / (loss) from fair value adjustment of investment properties	9	19,075	(486,121)	(267,681)
Gain from disposal of farmlands		41,992	73,352	77,831
General and administrative expenses	27	(111,002)	(99,130)	(166,946)
Selling expenses	27	(83,099)	(84,187)	(70,218)
Other operating results, net	28	(4,994)	29,800	(46,173)
Management fees		(9,081)	(12,945)	(24,823)
Profit / (loss) from operations		220,945	(172,748)	(128,836)
Share of profit of associates and joint ventures	8	26,890	45,943	8,183
Profit / (loss) before financial results and income tax		247,835	(126,805)	(120,653)
Finance income	29	9,419	91,081	11,390
Finance cost	29	(81,292)	(102,464)	(122,822)
Other financial results	29	108,014	259,462	179,237
Inflation adjustment	29	11,435	(35,640)	59,584
Financial results, net	29	47,576	212,439	127,389
Profit before income tax		295,411	85,634	6,736
Income tax	23	(71,045)	78,192	384,754
Profit for the year		224,366	163,826	391,490

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (ii)		(46,827)	(112,640)	44,190
Revaluation surplus		332	5,334	2,656
Total other comprehensive (loss) / income for the year		(46,495)	(107,306)	46,846
Total comprehensive income for the year		177,871	56,520	438,336
Profit for the year attributable to:
Equity holders of the parent		96,148	135,726	220,232
Non-controlling interest		128,218	28,100	171,258
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		79,304	99,079	239,411
Non-controlling interest		98,567	(42,559)	198,925
Profit for the year per share attributable to equity holders of the parent (iii):
Basic		160.81	229.11	365.83
Diluted		145.22	193.41	321.51

(i) See Note 1 to these Consolidated Financial Statements.
(ii) The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(iii) See Note 30 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2025, 2024 and 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024 restated	594	2	284,258	25,759	352,475	(31,165)	38,280	215,000	83,336	968,539	1,209,702	2,178,241
Profit for the year	-	-	-	-	-	-	-	-	96,148	96,148	128,218	224,366
Other comprehensive loss for the year	-	-	-	-	-	-	-	(16,844)	-	(16,844)	(29,651)	(46,495)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(16,844)	96,148	79,304	98,567	177,871
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,935	39,287	(44,222)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(7,500)	-	(7,500)	(8,959)	(16,459)
Reserve for share - based payments	-	-	-	-	-	(152)	-	156	-	4	195	199
Dividends distribution	-	-	-	-	-	-	-	-	(54,485)	(54,485)	(79,979)	(134,464)
Exercise of warrants (ii)	18	-	1	(3,808)	12,196	-	-	-	-	8,407	3,387	11,794
Changes in non-controlling interest	-	-	-	-	-	-	-	(32,565)	-	(32,565)	20,058	(12,507)
Other changes in shareholders' equity	-	-	-	-	-	-	-	8,882	-	8,882	-	8,882
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	235	235
Balance as of June 30, 2025	607	7	284,259	21,951	364,671	(31,317)	43,215	206,416	80,777	970,586	1,243,206	2,213,792

(i) Includes ARS 1 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii) As of June 30, 2025, the remaining warrants to exercise amount to 73,294,802. See Notes 19 and 36 to these Consolidated Financial Statements.
(iii) Group’s other reserves for the year ended June 30, 2025 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024 restated	(3,867)	(10,236)	38,474	2,735	183,544	4,350	215,000
Other comprehensive (loss) / income for the period	-	(17,237)	-	-	-	393	(16,844)
Total comprehensive (loss) / income for the period	-	(17,237)	-	-	-	393	(16,844)
Assignment of results - Shareholders’ meeting	-	-	(38,474)	-	77,761	-	39,287
Repurchase of treasury shares	(7,500)	-	-	-	-	-	(7,500)
Reserve for share-based payments	154	-	-	-	-	2	156
Changes in non-controlling interest	-	-	-	-	-	(32,565)	(32,565)
Other changes in shareholders' equity	-	753	-	-	-	8,129	8,882
Balance as of June 30, 2025	(11,213)	(26,720)	-	2,735	261,305	(19,691)	206,416

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2025, 2024 and 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023 restated	586	7	284,207	26,447	349,743	(19,848)	27,186	233,313	175,727	1,077,368	1,409,462	2,486,830
Profit for the year restated	-	-	-	-	-	-	-	-	135,726	135,726	28,100	163,826
Other comprehensive loss for the year	-	-	-	-	-	-	-	(36,647)	-	(36,647)	(70,659)	(107,306)
Total comprehensive (loss) / income for the year restated	-	-	-	-	-	-	-	(36,647)	135,726	99,079	(42,559)	56,520
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	11,094	82,214	(93,308)	-	-	-
Issuance of shares	6	(6)	-	-	-	(10,538)	-	10,538	-	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(1,784)	-	(1,784)	(16,608)	(18,392)
Reserve for share-based payments	-	-	-	-	-	(779)	-	296	-	(483)	(754)	(1,237)
Exercise of warrants	3	-	51	(688)	2,732	-	-	-	-	2,098	1,015	3,113
Changes in non-controlling interest	-	-	-	-	-	-	-	(36,270)	-	(36,270)	56,508	20,238
Dividends distribution	-	-	-	-	-	-	-	(43,740)	(128,572)	(172,312)	(202,724)	(375,036)
Other changes in shareholders' equity	-	-	-	-	-	-	-	7,080	(6,237)	843	620	1,463
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	134	134
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4,608	4,608
Balance as of June 30, 2024 restated	594	2	284,258	25,759	352,475	(31,165)	38,280	215,000	83,336	968,539	1,209,702	2,178,241

(i) Includes ARS 28 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii) Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(13,409)	30,817	-	2,735	177,307	35,863	233,313
Other comprehensive (loss) / income for the period	-	(41,094)	-	-	-	4,447	(36,647)
Total comprehensive (loss) / income for the period	-	(41,094)	-	-	-	4,447	(36,647)
Assignment of results - Shareholders’ meeting	-	-	82,214	-	-	-	82,214
Issuance of shares	10,538	-	-	-	-	-	10,538
Repurchase of treasury shares	(1,784)	-	-	-	-	-	(1,784)
Reserve for share-based payments	788	-	-	-	-	(492)	296
Changes in non-controlling interest	-	-	-	-	-	(36,270)	(36,270)
Dividends distribution	-	-	(43,740)	-	-	-	(43,740)
Other changes in shareholders' equity	-	41	-	-	6,237	802	7,080
Balance as of June 30, 2024	(3,867)	(10,236)	38,474	2,735	183,544	4,350	215,000

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2025, 2024 and 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	284,184	26,824	348,621	2,539	12,826	7,169	236,302	919,057	1,390,106	2,309,163
Adjustment to prior year results (ii)	-	-	-	-	(167)	-	-	-	151	(16)	-	(16)
Balance as of June 30, 2022 restated	590	2	284,184	26,824	348,454	2,539	12,826	7,169	236,453	919,041	1,390,106	2,309,147
Profit for the year restated	-	-	-	-	-	-	-	-	220,232	220,232	171,258	391,490
Other comprehensive income for the year	-	-	-	-	-	-	-	19,179	-	19,179	27,667	46,846
Total comprehensive income for the year restated	-	-	-	-	-	-	-	19,179	220,232	239,411	198,925	438,336
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	14,360	238,218	(252,578)	-	-	-
Issuance of shares	13	(13)	-	-	-	(22,411)	-	22,411	-	-	-	-
Repurchase of treasury shares	(18)	18	-	-	-	-	-	(31,747)	-	(31,747)	(3,892)	(35,639)
Reserve for share-based payments	-	-	-	-	-	24	-	408	-	432	937	1,369
Exercise of warrants	1	-	23	(377)	1,289	-	-	-	-	936	64	1,000
Changes in non-controlling interest	-	-	-	-	-	-	-	37,988	-	37,988	(41,360)	(3,372)
Dividend distribution	-	-	-	-	-	-	-	(60,911)	(28,380)	(89,291)	(135,826)	(225,117)
Other changes in shareholders' equity	-	-	-	-	-	-	-	598	-	598	350	948
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	10	10
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	148	148
Balance as of June 30, 2023 restated	586	7	284,207	26,447	349,743	(19,848)	27,186	233,313	175,727	1,077,368	1,409,462	2,486,830

(i) Includes ARS 11 of inflation adjustment of Treasury shares.
(ii) See Note 1 to these Consolidated Financial Statements.
(iii) Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(4,073)	13,674	2,735	-	(5,167)	7,169
Other comprehensive income for the year	-	16,339	-	-	2,840	19,179
Total omprehensive income for the year	-	16,339	-	-	2,840	19,179
Assignment of results - Shareholders’ meeting	-	-	-	238,218	-	238,218
Issuance of shares	22,411	-	-	-	-	22,411
Repurchase of treasury shares	(31,747)	-	-	-	-	(31,747)
Reserve for share-based payments	-	-	-	-	408	408
Changes in non-controlling interest	-	-	-	-	37,988	37,988
Dividends distribution	-	-	-	(60,911)	-	(60,911)
Other changes in equity	-	804	-	-	(206)	598
Balance as of June 30, 2023	(13,409)	30,817	2,735	177,307	35,863	233,313

(i) Includes revaluation surplus.
The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Cash Flows
for the fiscal years ended June 30, 2025, 2024 and 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Operating activities:
Net cash generated from operating activities before income tax paid	16	159,712	127,253	217,984
Income tax paid		(8,393)	(11,807)	(29,956)
Net cash generated from operating activities		151,319	115,446	188,028
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		6,503	33,155	-
Capital contributions to associates and joint ventures		(35)	-	(123)
Contributions in associates and joint ventures pending of subscription		-	-	(234)
Acquisition and improvement of investment properties		(39,301)	(17,934)	(30,582)
Proceeds from sales of investment properties		7,759	49,925	117,293
Acquisitions and improvements of property, plant and equipment		(45,730)	(109,280)	(94,268)
Acquisition of intangible assets		(2,753)	(3,003)	(1,911)
Proceeds from sales of property, plant and equipment		27,938	108,837	92,424
Dividends collected from associates and joint ventures		3,847	17,301	3,346
Proceeds from loans granted		1,169	2,317	2,818
Acquisitions of investments in financial assets		(757,846)	(771,929)	(287,105)
Proceeds from disposal of investments in financial assets		690,063	789,139	270,716
Interest received from financial assets		28,139	27,191	620
Payments of derivative financial instruments		(318)	3,345	4,268
Net cash (used in) / generated from investing activities		(80,565)	129,064	77,262
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		697,993	423,653	543,599
Payment of borrowings and non-convertible notes		(338,742)	(401,204)	(570,899)
Obtaining of short term loans, net		(11,201)	45,380	21,667
Interest paid		(89,339)	(176,005)	(177,504)
Capital contributions from non-controlling interest in subsidiaries		235	134	10
Lease liabilities paid		(4,955)	(3,816)	(1,938)
Repurchase of treasury shares		(16,459)	(18,392)	(35,639)
Dividends paid		(87,431)	(172,303)	(227,189)
Exercise of warrants		11,794	3,113	1,000
Repurchase of non-convertible notes		(75,711)	(11,080)	(24,832)
Net cash generated from / (used in) financing activities		86,184	(310,520)	(471,725)
Net increase / (decrease) in cash and cash equivalents		156,938	(66,010)	(206,435)
Cash and cash equivalents at the beginning of the year	16	159,825	201,685	389,842
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		28,458	51,164	37,098
Inflation adjustment		(94,366)	(27,014)	(18,820)
Cash and cash equivalents at the end of the year	16	250,855	159,825	201,685

(i)
See Note 1 to these Consolidated Financial Statements.

  The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Walter Zablocky Contador Público (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.. These entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on September 3, 2025.

As of June 30, 2025, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

Agricultural Business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Paraguay and Bolivia.

Cresud's shares are listed on the BYMA (BYMA: CRES) and the NASDAQ (NASDAQ: CRESY). The shares of our subsidiary BrasilAgro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

The activities of the urban properties and investments business are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 16 shopping malls in Argentina, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it has entered the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these consolidated financial statements to denote investment activities, development and/or sale of properties.

The activities of the “Others” segment of the Group are carried out mainly through BHSA, in which IRSA holds, directly and indirectly, a 29.12% stake (See note 8). BHSA is a commercial bank that offers a wide range of banking activities and related financial services to individuals, small, medium and large companies, including the granting of mortgage loans. BHSA's shares are listed on BYMA (Merval: BHIP).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operated - Argentina

The Group carried out its activities mainly in Argentina, in an economic environment characterized by significant fluctuations in key macroeconomic variables. The most relevant aspects are summarized below:

●
Economic Activity: In the second half of 2024, the Argentine economy showed a recovery after the contraction of the first half, with a year-on-year growth of 6.6% in the Monthly Economic Activity Estimator (EMAE). In the first half of 2025, the performance was mixed, with some sectors continuing to expand while others slowed down or halted their growth pace.
●
Inflation: Between July 1, 2024, and June 30, 2025, accumulated inflation, measured by the Consumer Price Index (CPI), reached 39.4%. In the last months of the first half of 2025, the inflation rate showed a downward trend in a context of exchange rate regime flexibility. According to the Market Expectations Survey (REM), annual inflation projected for December 2025 is estimated at 27.3%.
●
Exchange Rate: Over the same period, and following the signing of a new agreement with the International Monetary Fund (IMF) in April 2025, the previous scheme of gradual monthly exchange rate adjustments (crawling peg) of 1% was replaced by a managed float within bands. The Argentine peso depreciated against the US dollar, moving from an exchange rate of ARS 912 per dollar at the beginning of the fiscal year to ARS 1,205 per dollar at year-end.
●
Fiscal Surplus: In the first half of 2025, the national public sector recorded a fiscal surplus equivalent to 0.4% of GDP, associated with the adjustment measures implemented during 2024 to balance public accounts, reduce monetary financing needs, and contain inflation.

Between the second half of 2024 and the first half of 2025, the Government maintained fiscal surplus as the cornerstone of its economic policy, complemented by deregulation measures, structural reforms, and changes in the tax and trade system. The main measures included:

●
In the second half of 2024, Congress enacted the “Law of Bases and Starting Points for the Freedom of Argentinians,” which granted legislative powers to the Executive Branch in key areas until the end of 2025 and introduced an incentive regime for large investments (RIGI).

●
In tax and agribusiness matters, export duties were eliminated for dairy, pork, and certain beef cuts, while rates were reduced for cattle, poultry, wheat, and barley. In parallel, inflation showed a downward trend, and a fiscal surplus was achieved during the year.

●
In the first half of 2025, an agreement was signed with the International Monetary Fund for USD 20 billion, which allowed the flexibilization of the exchange rate regime and the adoption of a band system between ARS 1,000 and ARS 1,400 per dollar for the official exchange rate.

●
In the agricultural sector, a temporary reduction of export duties on grains was implemented to encourage exports, and live cattle exports were reauthorized. Additionally, beef export duties were reduced from 9% to 6.75%. In July 2025, this reduction became permanent and was extended to meat, grains, and oilseeds, with the commitment to maintain it during the current administration.

The Company’s Board of Directors continuously monitors the evolution of variables affecting its business in order to define its course of action and identify potential impacts on its financial position and results. The Group’s financial statements should be read in light of these circumstances.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operated - Brazil

New Tariffs Imposed by the United States of America – Impact Analysis

The recent tariff measures adopted by the United States on agricultural products have created an environment of uncertainty in the international market. The implementation and subsequent partial revocation of such tariffs over brief periods have generated instability, hindering the establishment of reliable parameters for projections and significantly increasing volatility in commodity and foreign exchange markets.

The main points of attention are as follows:

●
Uncertainty in measures and increased volatility: it is still premature to conclude on the definitive impacts, given that the tariffs have been implemented intermittently.

●
Potential competitiveness gains for Brazil: should U.S. tariffs remain in place on agricultural exports to certain markets, Brazilian agricultural products could indirectly benefit, strengthening their international competitiveness.

●
Effects on commodity prices: the imposition of tariffs tends to exert downward pressure on international agricultural commodity prices. Conversely, this may lead to improved export premiums for products such as soybeans, corn, and cotton, benefiting producers and exporters.

●
Exchange rate volatility and economic effects: heightened international instability has increased foreign exchange volatility. These fluctuations directly affect production costs – due to the import of inputs – and revenues tied to exports, requiring the Company to adopt more rigorous financial and hedging strategies to mitigate risks and protect margins.

BrasilAgro continues to permanently monitor U.S. trade policies and their effects on global markets. The focus remains on strategic risk management and the identification of opportunities to expand product competitiveness, ensuring operational sustainability and stable results even in adverse scenarios.

Risks Associated with Climate Change

In the State of Bahia, the occurrence of water deficits between February and March significantly affected the development of cotton, bean, and soybean crops, compromising agricultural productivity in the region.

In Mato Grosso, excessive rainfall during the harvest period negatively impacted soybean quality, increasing the proportion of damaged grains. In addition, delays in the onset of rains affected the planting calendar in certain areas, making crop establishment more difficult.

With respect to sugarcane cultivation, adverse effects continue as a result of the fires recorded in 2024 and the drought that occurred at the beginning of 2025, both of which compromised sugarcane yields. Despite the rains recorded at the end of 2024, the main productivity indicators, such as TCH (tons of cane per hectare) and ATR (total recoverable sugars), remained below initial projections.

Retroactive Restatement of Previously Issued Financial Statements – Correction in the Inflation Adjustment of the Share Premium Related to the Exercise of Warrants

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacts other items such as management fees, which should have resulted in a higher income tax carryforward. However, since tax loss carryforwards are provided for, this correction did not affect the income tax charge for the years presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As a result of the foregoing, the Company retroactively restated the affected items of its previously issued financial statements, correcting the identified error in accordance with IAS 8. The impacts were determined for each of the relevant fiscal years and are detailed below:

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	06.30.2024 Restated
Current liabilities
Trade and other payables	248,494	97,957	346,451	2,164	348,615
Total Current liabilities	657,605	259,231	916,836	2,164	919,000
TOTAL LIABILITIES	1,909,201	752,611	2,661,812	2,164	2,663,976

SHAREHOLDERS’ EQUITY
Shareholders' equity	696,243	274,460	970,703	(2,164)	968,539
TOTAL SHAREHOLDERS' EQUITY	1,563,910	616,495	2,180,405	(2,164)	2,178,241

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	'06.30.2024 Restated
Management fees	(7,866)	(3,101)	(10,967)	(1,978)	(12,945)
Loss from operations	(122,487)	(48,283)	(170,770)	(1,978)	(172,748)
Inflation adjustment	(39,757)	(15,672)	(55,429)	19,789	(35,640)
Financial results, net	138,179	54,471	192,650	19,789	212,439
Profit for the year	104,729	41,286	146,015	17,811	163,826

Profit for the year per share attributable to equity holders of the parent:
Basic	142.77	56.27	199.04	30.07	229.11
Diluted	120.52	47.51	168.03	25.38	193.41

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	06.30.2024 Restated
Net cash generated from operating activities before income tax paid	77,079	30,385	107,464	19,789	127,253
Net cash generated from operating activities	68,610	27,047	95,657	19,789	115,446
Exercise of warrants	16,428	6,474	22,902	(19,789)	3,113
Net cash used in financing activities	(208,529)	(82,202)	(290,731)	(19,789)	(310,520)

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Current liabilities
Trade and other payables	298,645	117,727	416,372	185	416,557
Total Current liabilities	741,090	292,134	1,033,224	185	1,033,409
TOTAL LIABILITIES	2,189,136	862,962	3,052,098	185	3,052,283

SHAREHOLDERS’ EQUITY
Shareholders' equity	772,883	304,670	1,077,553	(185)	1,077,368
TOTAL SHAREHOLDERS' EQUITY	1,783,828	703,187	2,487,015	(185)	2,486,830

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Management fees	(17,683)	(6,971)	(24,654)	(169)	(24,823)
Loss from operations	(92,287)	(36,380)	(128,667)	(169)	(128,836)
Inflation adjustment	41,526	16,370	57,896	1,688	59,584
Financial results, net	90,159	35,542	125,701	1,688	127,389
Profit for the year	279,709	110,262	389,971	1,519	391,490

Profit for the year per share attributable to equity holders of the parent:
Basic	260.59	102.71	363.3	2.53	365.83
Diluted	229.01	90.27	319.28	2.23	321.51

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Net cash generated from operating activities before income tax paid	155,140	61,156	216,296	1,688	217,984
Net cash generated from operating activities	133,654	52,686	186,340	1,688	188,028
Exercise of warrants	1,928	760	2,688	(1,688)	1,000
Net cash used in financing activities	(337,137)	(132,900)	(470,037)	(1,688)	(471,725)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a)
Basis of preparation

The CNV, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the FACPCE, which adopt the IFRS Accounting Standards issued by the IASB, for entities included in the public offering regime, either by their capital or their negotiable obligations, or those that have requested authorization to be included in the aforementioned regime.

 The application of these standards is mandatory for the Company, starting from the fiscal year beginning on July 1, 2012.

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The financial statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2025.

 Additionally, some additional matters required by the General Companies Law and/or CNV regulations were included, among them, the supplementary information provided in the last paragraph of article 1, chapter III, title IV, of CNV General Resolution No. 622/13. This information is included in notes to these financial statements, as permitted by IFRS Accounting Standards.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting fiscal year, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. Accumulated inflation in Argentina in the last three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2025 according to IAS 29.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Consolidated Statement of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statement of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are already recorded at the measuring unit as of the balance sheet’s closing date are not restated because they are already stated in terms of the measuring unit current as of the date of the financial statements.
- Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
- All items in the Consolidated Statement of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
- The effect of inflation in the Group’s net monetary position is included in the Consolidated Statement of Income and Other Comprehensive Income under Financial results, net, in the item “Inflation adjustment”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Inflation adjustment of share capital and treasury shares” account.
- The currency translation was restated in real terms.
- Other comprehensive income/ (loss) was restated as from each accounting allocation.
- The other reserves were restated from the initial application.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below show the evolution of these indexes in the last two fiscal years and as of June 30, 2025 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2023	June 30, 2024	June 30, 2025	Cumulative as of June 30, 2025 (3 years)
Annual	116%	272%	39%	1,017%

As a consequence of the aforementioned, these financial statements as of June 30, 2025 were restated in accordance with IAS 29.

(b)
Current and non-current classification

The statement of financial position presents a distinction between current and non-current assets and liabilities, based on the entity’s operating cycle and the rights existing as of the reporting date. Assets and liabilities are classified as current when they are expected to be realized, settled, or when the entity has the right to do so within twelve months after the reporting period end.

For liabilities, classification is determined by whether, at the reporting date, the entity has an unconditional right to defer settlement for at least twelve months. Classification is not affected by management’s expectations or events occurring after the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred income tax assets and liabilities are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS’, are millions of Argentine Pesos, references to ‘USD’ or ‘US Dollars’ are millions of US Dollars, references to “BRL” are millions of Brazilian reais, and references to "NIS" are millions of New Israeli Shekel.

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(e) Accounting criteria

See Notes 2.2 through 2.27 with the accounting policies of each item.

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received on financing related to operating activities is presented within operating activities whereas the rest is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

(g) Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

2.2 New accounting standards and amendments

The standards and amendments that may potentially have an impact on the Group at the time of application are outlined below.

Standards and amendments adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1
Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.
The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.
06-30-2025
Lease Liability in a Sale and Leaseback – Amendments to IFRS 16
In September 2022, the IASB finalised narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate.

06-30-2025
Supplier finance arrangements amendments – amendments to IAS 7 and IFRS 7
The amendments were prepared to respond to requests from investors regarding the need to have more information regarding financing agreements with suppliers, in order to be able to evaluate how these agreements affect liabilities, cash flows and the liquidity risk of an entity. New disclosures must be included in the financial statements, such as the terms and conditions of said agreements, as well as the recorded values of the liabilities, and ranges of payment due dates applicable to the liabilities that are under the Payment Agreement scheme. financing with suppliers, as well as for comparable commercial accounts that are not part of such agreements.

06-30-2025

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The adoption of this amendment has not had a material impact for the Group.

Standards and amendments not yet adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to IAS 21 - Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not. Prior to these amendments, IAS 21 set out the exchange rate to use when exchangeability is temporarily lacking, but not what to do when lack of exchangeability is not temporary.
Annual periods beginning on or after 1st January 2025. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
(a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
(b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
(c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
(d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments in (b) are most relevant to financial institutions, but the amendments in (a), (c) and (d) are relevant to all entities.
Annual periods beginning on or after 1st January 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.
IFRS 18 Presentation and Disclosure in Financial Statements
This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.
The key new concepts introduced in IFRS 18 relate to:
● the structure of the statement of profit or loss with defined subtotals;
● requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss
● required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
● enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general
Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.
A subsidiary is eligible if:
● it does not have public accountability; and
● it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.
Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.

Management is studying the impact that these new regulations and modifications will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or amendments issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

2.3 Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity but does have capacity to define its relevant activities because of de-facto control.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case basis.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Consolidated Statement of Income and Other Comprehensive Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2025	06.30.2024	06.30.2023
Cresud's direct equity interest in:
BrasilAgro (1) (2)	Brazil	Agricultural	35.22%	35.22%	37.88%
Futuros y Opciones.Com S.A. (3)	Argentina	Brokerage	51.21%	51.21%	49.55%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA (4)	Argentina	Real estate	54.06%	55.40%	56.93%
JOFSHI S.A.U.	Argentina	Investment	100.00%	-	-
BrasilAgro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cajueiro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Ceibo Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cremaq Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Flamboyant Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	100.00%	100.00%	100.00%
Mogno Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Palmeiras S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agrifirma Agro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Agricultural	98.25%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Grain warehousing and brokerage	98.25%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	50.10%	50.10%

(1)
The Group exercises “de facto control” over BrasilAgro as a result of (i) the percentage and concentration of voting rights of the Group, and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, and (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; the Group’s effective control to direct BrasilAgro’s relevant activities has been exercised through its seat in the Board of Directors. See Note 7 for further information regarding to BrasilAgro.
(2)
Includes interest indirectly held through Helmir.
(3)
As of June 30, 2025, 2024 and 2023, the Group owns 51.75%, 51.75% and 50.10% of the common shares of Futuros y Opciones S.A (FyO), respectively. The preferred options held by FyO management have only economic rights, the voting rights are held by common shareholders.
(4)
Includes indirect participation of Cresud through Helmir as of June 30, 2024 and 2023, respectively. As of June 30, 2025 Helmir does not own any stake in IRSA.
(5)
Includes direct participation of Cresud.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2025	06.30.2024	06.30.2023
IRSA's direct equity interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.U.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1) (2)	Argentina	Investment	-	-	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata S.A. (4)	Argentina	Real estate	-	100.00%	100.00%
We Are Appa S.A.	Argentina	Design and software development	93.63%	98.67%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Fiduciary	100.00%	100.00%	-
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	-
Tyrus S.A.'s direct equity interest in:
DFL y DN B.V.	Bermudas/ Netherlands	Investment	99.65%	99.63%	99.59%
Sheha Holding LLC	United States	Investment	100.00%	100.00%	-
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (3)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)
The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholders agreement that confers its majority of votes in the decision making process.
(2)
Liquidated in September 2023.
(3)
Includes Tyrus’ and IRSA’s equity interests.
(4)
Merged into IRSA as of July 1, 2024.

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. Quantitatively, the Group considers significant those entities that individually represent at least 20% of the equity attributable to the total non-controlling interest at the end of each year. Likewise, within the qualitative aspects, the specific risks to which each individual entity is exposed, its performance and the importance that each entity has within the Group are taken into account, among other factors.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

(c) Disposal of subsidiaries with loss of control

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. Joint arrangements are arrangements of which the Group and another party or parties have joint control entablished by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in associates and joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statement of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Consolidated Statement of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in associates and joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Consolidated Statement of Income and Other Comprehensive Income.

Profits and losses resulting from transactions between the Group and the associate are recognized in the Group's financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

The Group takes into account quantitative and qualitative aspects to determine which investments in associates are considered significant.

Note 8 includes summary financial information and other information of the Group's associates.

2.4 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b) Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the Consolidated Statement of Income and Other Comprehensive Income within other financial income, as appropriate, unless they have been capitalized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)
assets, liabilities and goodwill for each Consolidated Statement of Financial Position presented are translated at the closing rate at the date of that financial position;
(b)
income and expenses for each Statement of Comprehensive Income and Other Comprehensive Income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(c)
all resulting exchange differences are recognized in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income.

The accounting policy of the Group consists in accounting for the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

2.6 Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that are not occupied by the Group for its own operations. Investment properties also includes properties that are being constructed or developed for future use as investment property. The Group also classifies as investment properties land whose future use has not been determined yet. The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and undeveloped land.

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

When a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment property under IAS 40 “Investment Property”.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating.

Direct expenses related to lease contract negotiation (as well as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

After initial recognition, investment properties are carried at fair value. Investment properties that are being redeveloped for continuing use as investment properties or for which the market has become less active, continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of farmlands, office buildings and land reserves is based on comparable active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2). If this information is not available, the Group uses alternative valuation methods, such as recent prices in less active markets or discounted cash flow projections.

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations (Level 3).

As required by Resolution 576/10 of the CNV, valuations are performed as of the financial position date by accredited professional appraisers who have recognized and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditure is capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income under the line item “Net gain from fair value adjustment of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

The Group may sell an investment property when it considers it is not core to its ongoing rental business activities. Where the Group disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Comprehensive Income and Other Comprehensive Income in the line “Net (loss) / gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposal. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating results, net" in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income at the time they are incurred.

2.7 Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group also has some hotel properties. Based on the respective contractual arrangements with hotel managers and/or given their directly operated nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures, which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the Consolidated Statement of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

The remaining useful life as of June 30, 2025 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 30 years
Others	Between 3 and 10 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, if necessary. The book amount of an asset is reduced to its recoverable value if the book value is greater than its estimated recoverable value.

Gains and losses from the sale of these assets are recognized when control is transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to such sales, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Consolidated Statement of Comprehensive Income and Other Comprehensive Income.

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

Group's sugarcane fields are recognized as bearer plants under the definition included in IAS 41. For this reason, they are accounted as property, plant and equipment and are valued at amortized cost.

2.8 Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of a lease in accordance with the standard. For the prior periods’ leases were classified at their inception as either operating or finance leases based on the economic substance of the agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Consolidated Statement of Financial Position. See Note 2.23 for the recognition of rental income.

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop seasons. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Consolidated Statement of Income and Other Comprehensive Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group maintains other operating leases not related to agricultural activity, mainly associated with the leasing of offices. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the period of the lease.

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 8.00% and 12.82%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases falling within the IFRS 16 exemption, where the Group acts as lessee are charged to results at the time they accrue. They mainly include contracts for less than one year and/or for non-material items.

2.9 Intangible assets

(a) Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

Goodwill is not amortized but tested for impairment at each fiscal year-end, or more frequently if there is an indication of impairment.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU Groups is compared against its recoverable value. Net book value of CGU and CGU Groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the Consolidated Statement of Income and Other Comprehensive Income and are not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of the fair value less costs-to-sell and the value-in-use. The fair value is the amount at which a CGU may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU Groups.

Goodwill is assigned to the Group's cash generating units on the basis of operating segments. The recoverable amount of a cash-generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets, they are compared with the book values, plus the goodwill assigned to each cash-generating unit.

No material impairment was recorded as a result of the analysis performed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(b) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land or other assets with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Upon receipt, such units will be classified according to the intended use of the asset. When the Group’s intention is to sell the rights without waiting for the delivery of the units, these rights are recognized as properties held for sale.

Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

At each year-end, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such signs exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For intangible assets with indefinite useful lives, the Group annually reviews the existence of an impairment, or more frequently if signs of impairment are identified.

2.10 Trading properties

Trading properties comprise those properties intended either for sale or that are in the process of construction for such purposes. Trading properties are carried at the lower of cost and recoverable amount. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and recoverable amount. Cost comprises all direct costs of purchase, costs of conversion, and other costs incurred in bringing the trading properties to their present location and condition.

2.11 Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activities, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services.

Supplies used in the Group's agricultural activities comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items, while the harvested agricultural produce comprise harvested grains and cropped sugar cane.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market for such products, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry of measuring the inventories at net realizable value. Changes in net realizable value are recognized in the Consolidated Statement of Income and Other Comprehensive Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, the cost of inventories of mobile phones, related accessories and spare parts is priced under the moving average method, and the cost of the remaining inventories is priced under the first in, first out (FIFO) method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are recorded at the cash cost and the difference between that and the actual amount paid is treated as finance cost.

Inventories are measured at the lower of cost or net realizable value.

2.12 Biological assets and agriculture produce at the point of harvest

Biological assets comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale) and other less significant biological assets such as sheep and tree plantations.

The Group distinguishes between consumable and bearer biological assets. Consumable biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock held for sale. Bearer biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Expenses relating to the agricultural activity include items such as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to capitalize all costs as part of the biological assets.

The line item “Cost of sales and services from agricultural business” within “Costs” in the Consolidated Statement of Income and Other Comprehensive Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

Either the fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

Biological assets are measured at fair value less costs to sell on initial recognition and at each Consolidated Statement of Financial Position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes.

Additionally, the Group’s costs of planting the sugarcane are accounted for as property, plant and equipment and are valued at amortized cost. The growing agricultural product of sugarcane is classified as a biological asset and valued at fair value less costs to sell.

The gain or loss arising from initial recognition of a) agricultural produce and b) biological assets at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the year in which occur within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.13 Financial instruments

The Group classifies financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt investment.

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as an asset at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint ventures of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Consolidated Statement of Income and Other Comprehensive Income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Financial assets and liabilities are offset, and the net amount reported in the Consolidated Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.14 Derivative financial instruments and options

Derivative financial instruments are measured at fair value.

The Group manages exposures to various risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future contracts, put and call options, and foreign currency forward contracts, as appropriate.

Trading derivatives are classified as current assets or liabilities in the Consolidated Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net” in the Consolidated Statement of Income and Other Comprehensive Income. Gains and losses on all other derivatives are classified within the line item “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

The fair values of financial instruments that are traded in active markets are measured by reference to quoted market prices. The fair value of financial instruments that are not quoted in an active market is determined by using valuation techniques. The Group selects from a variety of valuation methods and uses assumptions that are mainly based on existing market conditions at each year-end.

2.15 Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.16 Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

An allowance for doubtful accounts is recorded based on the expected loss of the receivables portfolio.

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis. When they are evaluated individually, the Group recognizes the allowance for impairment as the difference between the book value of the receivable and the present value of future cash flows, taking into account the existing guarantees, if applicable. This allowance for doubtful accounts considers the financial situation of the debtor, their resources, payment history and, if applicable, the value of the guarantees provided.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment which, in its opinion, represent the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group’s experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

The amount of the allowance is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced by the allowance, and the amount of the loss is recognized in the Consolidated Statement of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are recognized in the line “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

2.17 Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.19 Provisions

Provisions are recognized when: (i) the Group has a present (legal or constructive) obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel´s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Consolidated Statement of Income and Other Comprehensive Income.

2.20 Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expenses in the Consolidated Statement of Income and Other Comprehensive Income in the fiscal year they are due.

(b)  Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or as a result of an offer made to encourage voluntary termination as a result of redundancy.

(c) Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(d) Defined benefit plans

The Group’s net obligation concerning defined benefit plans are calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

(e) Share-based payments

The fair value of share-based payments is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period, during which the right to the equity instrument becomes irreversible. This valuation is determined based on the most accurate estimate available for the expected quantity of equity instruments likely to vest. If subsequent information becomes available, indicating a variance from the initial estimates in terms of the number of equity instruments expected to vest, these estimates are subject to revision.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.21 Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the Consolidated Statement of Income and Other Comprehensive Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Consolidated Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Consolidated Statement of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.22 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.23 Revenue recognition

The group identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

In accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed, depending on the case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the input method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

The Group's revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural activities

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services are recognized when services are effective rendered.

The Group also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

●
Sale of goods

Revenue from sales of grains and sugarcane sales is recognized when performance obligations are met, which consists of transforming the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Group normally enters into forward contracts under which the Group is entitled to determine the sale price for the total or partial volume of grains sold, through the delivery date, based on formulas contractually agreed upon. In some cases, the formulas used to determine the sales price are stated in U.S. Dollars.

Upon the delivery of grains, revenue is recognized based on the price determined for each client considering the foreign exchange rate on the delivery date when applicable. After the grains are delivered to the client, the quality and final weight are assessed, and the final price of the transaction is agreed upon, which result in adjusting the original contractual amounts, and any foreign exchange rate variation through the settlement date.

●
Sale of farms

Revenue from sale of farms is not recognized until performance obligations are met, which consists of: (i) the sale be in completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer and does not have a continuing involvement. Usually this coincides with the buyer making the first down payment, moment when the transfer of possession is completed, according to the contractual terms. The result from sales of farms is presented in the Consolidated Statement of Income and Other Comprehensive Income as “Gain from disposal of farmlands” net of the related cost.

●
Sales of beef cattle

Revenue from the sale of beef cattle is recognized when performance obligations are met, which consists of transferring the material risks and the benefits of cattle ownership to the buyer, usually when the cattle is delivered to the buyer at the specified place, in accordance with the terms of the sale agreed upon.

As for the sale of beef cattle, the Group’s operation consists basically of a project involving the production and sale of beef calves after weaning (this process is called rearing). However, some animals that prove to be infertile may be sold to meat packers for slaughtering. At Paraguay operations, the project consists in fattening and selling these animals for slaughtering. The pricing for sale of cattle is based on the market price of the arroba of fed cattle in the respective market (the arroba price is verified on the transaction date), the animal weight, plus the premium related to the category. The sale of cattle in Brazil and Paraguay operations, in turn, considers the price of the arroba of fed cattle or heifer/cow on the date of sale in the respective market, applied to carcass yields.

Urban properties and investments activities

●
Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 24.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is adjusted at that time by the Consumer Price Index (CPI) in Argentina.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

Rental income from shopping malls, admission rights and commissions, are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent increases are recognized when such increases have been agreed with tenants.

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportional basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the terms of the leases, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

●
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of the Group’s leases requires the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

● Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to issue insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the Consolidated Statement of Income and Other Comprehensive Income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line 'Net gain from fair value adjustment of investment properties.' However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position denominated “Future units to be received from barters”. Said intangible asset is not adjusted in subsequent years unless it is impaired.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

●
Revenue from hotels

Revenue income from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided.

2.24 Cost of sales

Cost of sale of urban property business and investments:

The cost of sales includes the cost of selling the operation and management of shopping centers maintained by the Group as part of its real estate investments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales of agricultural business:

The line " Cost of sales and services from agricultural business" within the Group's costs in the Consolidated Statement of Income and Other Comprehensive Income represents the cost of sales of agricultural products included in inventories, valued at cost or net realizable value, as appropriate, or biological assets valued at fair value less costs to sell.

See Notes 2.11 and 26 to these financial statements for more information about Costs.

2.25 Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets is deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

2.26 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new common shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.27 Comparability of information

The balances as of June 30, 2024 and 2023 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain figures have been reclassified and adjusted for the purposes of comparative presentation with those of the current financial year (See Note 1).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3. Significant judgments, key assumptions and estimates

Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications	Main references
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 12 – Intangible assets
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation; “de facto control”
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 16 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 – Provisions
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 14 – Biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the for the fiscal year ended June 30, 2025 are detailed below.

Agricultural business

Acquisition of “Agrícola Nova Horizonte” - BrasilAgro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags of soybeans per hectare. This acquisition is aligned with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the condition’s precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company were consolidated.

The total value of the acquisition was BRL 6.2 million (ARS 1,421 million), as stipulated in the contract. The contract provided for a price adjustment to reflect the variation in equity between June 30, 2024 and the date of the transaction. Accordingly, a gain of BRL 0.348 million (ARS 80 million) was recognized.

Sale of fraction of “Alto Taquari” farm - BrasilAgro

On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The amount to be paid was set at 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 43,395 million) at the date of the transaction. The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 22,179 million.

Sale of fraction of “Rio do meio” farm – BrasilAgro

On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025.

The sale price was set at 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 1,604 million) at the date of the transaction.

On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the schedule. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,132 million) at the date of the transaction, to be collected in annual installments maturing between July 31, 2027 and 2028.

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 2,300 million.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the establishment called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said establishment in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), equivalent to ARS 2,742 million, of which USD 1.1 million (ARS 1,347 million) has been collected to date. The remaining balance of USD 1.13 million (ARS 1,395 million), guaranteed with a mortgage on the property, will be collected in a single installment in September 2025.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 2,597 million.

Sale of the entire “Preferencia” farm – BrasilAgro

As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia State, with a total area of 17,799 hectares.

The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 29,854 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 425 million), and in July 2025 paid the first installment of BRL 40.0 million (ARS 8,530 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg).

The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual installments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 14,916 million.

Urban property business and investments

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million (ARS 14,636 million), of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

This transaction has been recognized as an addition in the line Investment Properties.

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, IRSA sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking units in the same building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 9) (USD/sqm 6,000), equivalent to ARS 8,558 million, of which USD 6.0 million has already been collected, and the remaining USD 1.1 million, guaranteed with a mortgage, will be collected in 24 monthly installments at an annual interest rate of 8%.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,740 sqm in addition to parking lots and other complementary spaces.

This transaction has been recognized as a disposal in the line Investment Properties and generated a gain of ARS 5,340 million, which has been recognized in the line “Net gain from fair value changes of investment properties” in the Consolidated Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Purchase of Shopping Mall “Terrazas de Mayo” - IRSA

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 85 stores, 20 stands and a built-up area of 33,703 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the operation was set at USD 27.75 million (ARS 34,335 million), of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed, and the remaining 20% will be paid 36 months after signing the deed. Implicit interest has been segregated for a total of USD 1.5 million.

This transaction has been recognized as an addition in the lines Investment Properties (ARS 33,530 million), Intangible Assets (ARS 796 million), and Property, Plant and Equipment (ARS 9 million).

Sale of lots and barter agreements – "Ramblas del Plata" - IRSA

On January 27, 2025, IRSA signed two sales agreements for two lots. The total price of both transactions was approximately USD 23.4 million (ARS 28,138 million), of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possessions.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million (ARS 45,197 million), which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

During May 2025, IRSA signed three barter agreements for three lots. The transaction price was approximately USD 12.2 million (ARS 14,554 million), with a 5% down payment to IRSA upon signing. The balance will be paid upon signing the deeds and delivery of possession.

These barter transactions have been recognized as a transfer between the lines Investment Properties and Properties Held for Sale.

5.
Financial risk management and fair value estimates

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Given the diversity of characteristics in the activities conducted under its business and operations center, the Group has decentralized the risk management policies based on two significant line of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two: (a) Argentina and (b) Israel, in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

The Group’s main financial instruments in the agricultural business and urban properties and investments business of the Operation Center in Argentina comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising members of senior management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(a)
Market risk management

Market risk is the risk that the market prices, the fair value or the future cash flows of financial instrument instruments with which the Group operates will fluctuate due to changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risks and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Foreign Exchange risk and associated derivative financial instruments

The Group publishes its Consolidated Financial Statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group's activities are carried out as follows:

1)
Agricultural business: The commercial and/or agro-industrial activities of the Group's subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies.

2)
Urban properties and investments business: The real estate, commercial and/or financial activities of the Group’s subsidiaries have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars

An important part of the business activities of these subsidiaries is conducted in above-mentioned local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. Shown below the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2025 and 2024. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

Agricultural business

As of June 30, 2025 and 2024, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 450,643 and ARS 339,958, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2025 and 2024 for an amount of ARS 45,064 (loss) and ARS 33,996 (loss), respectively. A 10% depreciation in real terms of the US dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2025, the Group has future exchange contracts pending for an amount of ARS 9,230 (asset) and ARS 7,530 (liability). As of June 30, 2024, the Group had future exchange contracts pending for an amount of ARS 11,084 (asset) and ARS 21,253 (liability).

Urban properties and investments business

As of June 30, 2025 and 2024, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 352,280 and ARS 277,423, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2025 and 2024 for an amount of ARS 35,228 (loss) and ARS 27,742 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2025 the Group has future exchange contracts pending for an amount of ARS 20 (liability).

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

The Group’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

As of June 30, 2025 and 2024, 91.7% and 80.5% of long-term financial borrowings have a fixed interest rate, so the Group is not significantly exposed to the risks of rate fluctuations of interest.

The Group manages this risk by maintaining an appropriate combination of liabilities that generate interest at fixed and variable rates. These activities are regularly monitored to confirm that the Group is not exposed to interest rate movements that could negatively affect the ability to fulfill the financial obligations and the restrictions of the different borrowing agreements.

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024.

Agricultural business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2025 and 2024 in the amount of ARS 1,113 and ARS 1,606, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2025 and 2024 in the amount of ARS 4 and ARS 633, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Commodity price risk and associated derivative financial instruments

The Group’s agricultural activities expose it to specific financial risks related to commodity prices. Prices for commodities have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agricultural industry.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations. The Group uses a variety of commodity-based derivative instruments to manage exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, futures contracts and put and call option contracts. Contract positions are designed to ensure that the Group will receive a defined minimum price for certain quantities of its production. The Group combines option contracts with futures contracts only as a means of reducing the exposure towards the decrease in commodity prices, as being a producer means that the price is uncertain until the time the products are harvested and sold. The Group manages maximum and minimum prices for each commodity and the idea is to choose the best spot price at which to sell.

The Group generally covers up the majority of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2025 and 2024:

	06.30.2025
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Forward:
Sales
Corn	273,063	-	(1,028)	2,319
Soybeans	320,922	-	533	7,623
Wheat	74,700	-	-	(219)
Livestock	1,650	-	(5)	(262)
Cotton	21,252,400	-	(720)	922
Ethanol	58,800	-	1,615	(1,479)
Sugarcane	30,336,000	-	(3)	(45)
Purchase
Corn	41,179	-	-	(205)
Soybeans	42,116	-	-	(211)
Wheat	28,660	-	-	(650)
Options:
Sale put
Corn	5,800	85	-	(19)
Soybeans	46,800	695	-	(178)
Wheat	1,000	27	-	-
Purchase put
Corn	12,981	(64)	(815)	(249)
Soybeans	5,000	(202)	106	1,628
Wheat	1,000	(140)	-	-
Livestock	-	-	-	(158)
Cotton	-	-	-	115
Sale call
Corn	27,700	546	-	-
Soybeans	53,796	1,408	-	(21)
Wheat	6,000	68	-	-
Purchase call
Wheat	3,000	(121)	-	-
Soybeans	3,600	(242)	-	109
Ethanol	-	-	-	(662)
Wheat	700	(12)	-	-
Cotton	6,350,000	-	2	-
Total	58,946,867	2,048	(315)	8,358

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2024
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	115,150	-	(344)	(60)
Soybeans	286,054	-	(692)	11,958
Wheat	12,100	-	-	502
Livestock	6,600	-	-	(1)
Cotton	16,163,700	-	(710)	626
Ethanol	16,920	-	461	209
Sugarcane	1,500,000	-	46	(791)
Purchase
Corn	24,766	-	-	(634)
Soybeans	13,407	-	-	(376)
Wheat	10,828	-	-	(275)
Options:
Sale put
Corn	900	6	-	-
Soybeans	37,800	351	-	(6)
Wheat	8,800	100	-	(135)
Purchase put
Corn	15,956	(68)	(290)	(233)
Soybeans	57,976	(26)	(2,507)	(450)
Wheat	4,000	-	22	22
Cotton	-	-	-	178
Sale call
Corn	34,200	236	-	-
Soybeans	51,520	422	-	(33)
Wheat	5,100	39	-	-
Purchase call
Corn	8,756	-	22	233
Soybeans	113,152	(43)	673	468
Ethanol	9,000	-	725	-
Wheat	2,900	(28)	-	-
Cotton	7,450,000	-	237	204
Total	25,949,585	989	(2,357)	11,406

As of June 30, 2025 and 2024, no derivative margins are recorded.

Crops future contracts fair values are computed with reference to quoted market prices on future exchanges.

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statement of Financial Position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2025 and 2024 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 35,450 and ARS 24,607, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2025 and 2024 of ARS 3,545 and ARS 2,461, respectively. A 10% increase in these prices would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

(b) Credit risk management

The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. The credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group’s policy in each operations center is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Consolidated Statement of Financial Position.

Agricultural business

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk and commodities prices. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits. The Group’s customers are distinguished between those customers arising out of the investment and development properties activities of the Group from those arising out of its agricultural and agro-industrial operations. These two Groups of customers are monitored separately due to their distinct characteristics.

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 15.4% and 11.2% of the Group’s total trade receivables as of June 30, 2025 and 2024, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate the 100% of the Group’s grain production.

Generally, the entire grain production is sold in the domestic market to well-known multinational exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

The Group concentrates its cattle production in Argentina where it is entirely sold in the domestic market. The main buyers are slaughterhouses and supermarkets and are well dispersed. Prices in the cattle market in Argentina are basically fixed by local supply and demand. The principal market is the Liniers Market in Buenos Aires, which provides a standard in price formation for the rest of the domestic markets. Live animals are sold by auction on a daily basis in the market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat. In these cases, processing yields influences the final price.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2025 and 2024, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Atvos S.A. and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of Atvos and Agroserra.

The Company does not expect any significant losses resulting from the non-performance of the counterparties in any of the business lines.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the Consolidated Statement of Financial Position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 17.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 86.54% and 94.66% of the Group’s total trade receivables of the operations Group as of June 30, 2025 and 2024, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 13.46% and 5.34% of the Group’s total trade receivables as of June 30, 2025 and 2024, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Consolidated Statement of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

Each business monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The debt of each operation center and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Consolidated Statement of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Consolidated Statement of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Consolidated Statement of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	194,217	1,890	-	-	-	196,107
Borrowings	399,732	123,857	150,041	8,140	18,213	699,983
Finance lease obligations	28,098	37,321	46,372	11,972	35,299	159,062
Derivative financial instruments	3,534	3,967	-	-	-	7,501
Total	625,581	167,035	196,413	20,112	53,512	1,062,653

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	210,358	11,911	-	-	-	222,269
Borrowings	230,967	178,075	151,387	45,348	30,632	636,409
Finance lease obligations	27,524	20,788	14,850	11,607	32,415	107,184
Derivative financial instruments	16,935	4,312	-	-	-	21,247
Total	485,784	215,086	166,237	56,955	63,047	987,109

Urban properties and investments business

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	53,676	34	4,069	3	1	57,783
Borrowings	136,028	49,459	56,351	-	401,291	643,129
Finance lease obligations	5,493	2,339	428	389	623	9,272
Derivative financial instruments	49	-	-	-	-	49
Total	195,246	51,832	60,848	392	401,915	710,233

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	46,764	650	15	-	-	47,429
Borrowings	252,742	158,813	35,598	63,217	-	510,370
Finance lease obligations	1,720	1,812	1,904	1,998	19,049	26,483
Derivative financial instruments	6	-	-	-	-	6
Total	301,232	161,275	37,517	65,215	19,049	584,288

See Note 22 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

(d)
Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22. The Group’s equity is analyzed into its various components in the Statement of Changes in Equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e., debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by obtaining appropriate insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

Agricultural business

	06.30.2025	06.30.2024
Gearing ratio (i)	41.90%	39.55%
Debt ratio (ii)	41.82%	37.57%

(i) Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.
(ii) Calculated as total borrowings over total properties (properties, plant and equipment and investment properties) plus equity attributable to shareholders of the controlling company.

Urban properties and investments business

	06.30.2025	06.30.2024
Gearing ratio (i)	29.09%	25.37%
Debt ratio (ii)	25.29%	20.23%

(i) Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii) Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

(e)
Other non-financial risks

Nature risks

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The Group manages this risk by locating its farmlands in different geographical areas. The Group has not taken out insurance for this kind of risks. The occurrence of severe weather conditions or natural disasters may affect the growth of our biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely way.

6.
Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain.

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is the segment information prepared as follows:

Agricultural business

● Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane
●  Land transformation and sales: comprises gains from the disposal and development of farmlands activities.
● Corporate: includes corporate expenses related to agricultural business.
● Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

●
Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
●
Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.
●
Sales and developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
●
Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.
●
Others: includes the entertainment activity through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa, and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

● Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Consolidated Statement of Income and Other Comprehensive Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

● Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The asset categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, rights to receive units under barter transactions, investments in associates and goodwill. The sum of these assets, classified by business segment, is disclosed as “reportable assets”. Assets are assigned to each segment based on operations and/or their physical location.
Most of the revenues from the operating segments are generated and the assets are physically located in Argentina, with the exception of part of the results of associates included in the "Other" segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2025:

	06.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	448,266	374,662	822,928	(2,172)	96,036	(2,635)	914,157
Costs	(386,762)	(87,606)	(474,368)	204	(96,575)	(3)	(570,742)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	-	17,715	-	-	2,282	19,997
Changes in the net realizable value of agricultural products after harvest	4,642	-	4,642	-	-	-	4,642
Gross profit / (loss)	83,861	287,056	370,917	(1,968)	(539)	(356)	368,054
Net gain from fair value adjustment of investment properties	12,467	9,135	21,602	(2,527)	-	-	19,075
Gain from disposal of farmlands	41,992	-	41,992	-	-	-	41,992
General and administrative expenses	(42,463)	(69,103)	(111,566)	299	-	265	(111,002)
Selling expenses	(59,225)	(24,108)	(83,333)	126	-	108	(83,099)
Other operating results, net	11,956	(17,199)	(5,243)	(2)	344	(93)	(4,994)
Management fees	-	-	-	-	(9,081)	-	(9,081)
Profit / (loss) from operations	48,588	185,781	234,369	(4,072)	(9,276)	(76)	220,945
Share of (loss) / profit of associates and joint ventures	(1,034)	25,332	24,298	2,592	-	-	26,890
Segment profit / (loss)	47,554	211,113	258,667	(1,480)	(9,276)	(76)	247,835

Reportable assets	1,038,536	2,759,963	3,798,499	(602)	-	1,290,925	5,088,822
Reportable liabilities (*)	-	-	-	-	-	(2,875,030)	(2,875,030)
Net reportable assets	1,038,536	2,759,963	3,798,499	(602)	-	(1,584,105)	2,213,792

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
Revenues	503,614	377,202	880,816	(2,027)	82,884	(2,314)	959,359
Costs	(418,830)	(68,167)	(486,997)	225	(84,539)	-	(571,311)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	-	7,444	-	-	989	8,433
Changes in the net realizable value of agricultural products after harvest	10,002	-	10,002	-	-	-	10,002
Gross profit / (loss)	102,230	309,035	411,265	(1,802)	(1,655)	(1,325)	406,483
Net loss from fair value adjustment of investment properties	(10,392)	(476,237)	(486,629)	508	-	-	(486,121)
Gain from disposal of farmlands	73,352	-	73,352	-	-	-	73,352
General and administrative expenses	(46,954)	(52,568)	(99,522)	242	-	150	(99,130)
Selling expenses	(61,022)	(24,387)	(85,409)	187	-	1,035	(84,187)
Other operating results, net	38,904	(9,780)	29,124	(28)	584	120	29,800
Management fees	-	-	-	-	(12,945)	-	(12,945)
Profit / (loss) from operations	96,118	(253,937)	(157,819)	(893)	(14,016)	(20)	(172,748)
Share of (loss) / profit of associates and joint ventures	(1,511)	47,068	45,557	386	-	-	45,943
Segment profit / (loss)	94,607	(206,869)	(112,262)	(507)	(14,016)	(20)	(126,805)

Reportable assets	1,017,398	2,716,344	3,733,742	955	-	1,107,520	4,842,217
Reportable liabilities (*)	-	-	-	-	-	(2,663,976)	(2,663,976)
Net reportable assets	1,017,398	2,716,344	3,733,742	955	-	(1,556,456)	2,178,241

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position Restated (iv)
Revenues	527,192	374,521	901,713	(2,352)	90,317	(3,404)	986,274
Costs	(437,501)	(68,825)	(506,326)	1,026	(91,947)	-	(597,247)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	-	(7,847)	-	-	1,142	(6,705)
Changes in the net realizable value of agricultural products after harvest	(13,148)	-	(13,148)	-	-	-	(13,148)
Gross profit / (loss)	68,696	305,696	374,392	(1,326)	(1,630)	(2,262)	369,174
Net loss from fair value adjustment of investment properties	(12,276)	(265,944)	(278,220)	10,539	-	-	(267,681)
Gain from disposal of farmlands	77,831	-	77,831	-	-	-	77,831
General and administrative expenses	(43,988)	(124,202)	(168,190)	347	-	897	(166,946)
Selling expenses	(48,410)	(23,507)	(71,917)	142	-	1,557	(70,218)
Other operating results, net	(9,043)	(37,730)	(46,773)	(129)	857	(128)	(46,173)
Management fees	-	-	-	-	(24,823)	-	(24,823)
Profit / (loss) from operations	32,810	(145,687)	(112,877)	9,573	(25,596)	64	(128,836)
Share of (loss) /profit of associates and joint ventures	(5,372)	20,145	14,773	(6,584)	-	(6)	8,183
Segment profit / (loss)	27,438	(125,542)	(98,104)	2,989	(25,596)	58	(120,653)

Reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	-	1,175,300	5,539,113
Reportable liabilities (*)	-	-	-	-	-	(3,052,283)	(3,052,283)
Net reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	-	(1,876,983)	2,486,830

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii) Includes ARS (539), ARS (1,655) and ARS (1,630) corresponding to Expenses and FPC as of June 30, 2025, 2024 and 2023, respectively, and ARS 9,081, ARS 12,945 and ARS 24,823 to management fees, as of June 30, 2025, 2024 and 2023, respectively.
(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 162, ARS 22 and ARS 7, as of June 30, 2025, 2024 and 2023, respectively.
(iv) See Note 1 to these Consolidated Financial Statements.
(*) The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	326,975	-	-	121,291	448,266
Costs	(280,439)	(389)	-	(105,934)	(386,762)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	-	-	-	17,715
Changes in the net realizable value of agricultural products after harvest	4,642	-	-	-	4,642
Gross profit / (loss)	68,893	(389)	-	15,357	83,861
Net gain from fair value adjustment of investment properties	-	12,467	-	-	12,467
Gain from disposal of farmlands	-	41,992	-	-	41,992
General and administrative expenses	(23,258)	(86)	(5,925)	(13,194)	(42,463)
Selling expenses	(35,685)	(1,552)	-	(21,988)	(59,225)
Other operating results, net	5,987	3,497	-	2,472	11,956
Profit / (loss) from operations	15,937	55,929	(5,925)	(17,353)	48,588
Share of profit / (loss) of associates and joint ventures	368	-	-	(1,402)	(1,034)
Segment profit / (loss)	16,305	55,929	(5,925)	(18,755)	47,554

Investment properties	-	74,005	-	-	74,005
Property, plant and equipment	582,108	43,315	-	3,639	629,062
Investments in associates and joint ventures	9,091	-	-	228	9,319
Other reportable assets	248,498	-	-	77,652	326,150
Reportable assets	839,697	117,320	-	81,519	1,038,536

From all of the Group’s revenues corresponding to Agricultural Business, ARS 236,332 are originated in Argentina and ARS 211,934 in other countries, principally in Brazil for ARS 207,158. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 370,013 are located in Argentina and ARS 668,523 in other countries, principally in Brazil.

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	374,179	-	-	129,435	503,614
Costs	(333,264)	(318)	-	(85,248)	(418,830)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	-	-	-	7,444
Changes in the net realizable value of agricultural products after harvest	10,002	-	-	-	10,002
Gross profit / (loss)	58,361	(318)	-	44,187	102,230
Net loss from fair value adjustment of investment properties	-	(10,392)	-	-	(10,392)
Gain from disposal of farmlands	-	73,352	-	-	73,352
General and administrative expenses	(27,383)	(88)	(6,390)	(13,093)	(46,954)
Selling expenses	(40,340)	(1,658)	-	(19,024)	(61,022)
Other operating results, net	11,849	19,151	-	7,904	38,904
Profit / (loss) from operations	2,487	80,047	(6,390)	19,974	96,118
Share of profit / (loss) of associates and joint ventures	2,161	-	-	(3,672)	(1,511)
Segment profit / (loss)	4,648	80,047	(6,390)	16,302	94,607

Investment properties	-	89,955	-	-	89,955
Property, plant and equipment	624,602	1,758	-	4,616	630,976
Investments in associates and joint ventures	9,336	-	-	1,782	11,118
Other reportable assets	193,322	3,619	-	88,408	285,349
Reportable assets	827,260	95,332	-	94,806	1,017,398

From all of the Group’s revenues corresponding to Agricultural Business, ARS 275,874 are originated in Argentina and ARS 227,740 in other countries, principally in Brazil for ARS 225,596. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 707,205 are located in Argentina and ARS 310,193 in other countries, principally in Brazil.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	388,107	-	-	139,085	527,192
Costs	(348,470)	(383)	-	(88,648)	(437,501)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	-	-	-	(7,847)
Changes in the net realizable value of agricultural products after harvest	(13,148)	-	-	-	(13,148)
Gross profit / (loss)	18,642	(383)	-	50,437	68,696
Net loss from fair value adjustment of investment properties	-	(12,276)	-	-	(12,276)
Gain from disposal of farmlands	-	77,831	-	-	77,831
General and administrative expenses	(24,371)	(73)	(7,231)	(12,313)	(43,988)
Selling expenses	(35,549)	(67)	-	(12,794)	(48,410)
Other operating results, net	871	(13,084)	-	3,170	(9,043)
(Loss) / profit from operations	(40,407)	51,948	(7,231)	28,500	32,810
Share of loss of associates and joint ventures	(876)	-	-	(4,496)	(5,372)
Segment (loss) / profit	(41,283)	51,948	(7,231)	24,004	27,438

Investment properties	-	136,013	-	-	136,013
Property, plant and equipment	645,055	3,072	-	5,485	653,612
Investments in associates	8,666	-	-	4,460	13,126
Other reportable assets	212,659	-	-	77,718	290,377
Reportable assets	866,380	139,085	-	87,663	1,093,128

From all of the Group’s revenues corresponding to Agricultural Business, ARS 287,452 are originated in Argentina and ARS 239,740 in other countries, principally in Brazil for ARS 214,437. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 352,361 are located in Argentina and ARS 740,767 in other countries, principally in Brazil.

(ii) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	270,531	20,065	12,761	64,596	6,709	374,662
Costs	(20,705)	(1,742)	(17,929)	(43,149)	(4,081)	(87,606)
Gross profit / (loss)	249,826	18,323	(5,168)	21,447	2,628	287,056
Net gain / (loss) from fair value adjustment of investment properties (i)	443,974	(148,941)	(285,328)	-	(570)	9,135
General and administrative expenses	(28,999)	(2,365)	(11,605)	(11,972)	(14,162)	(69,103)
Selling expenses	(13,536)	(891)	(3,116)	(5,052)	(1,513)	(24,108)
Other operating results, net	(500)	182	(19,070)	(474)	2,663	(17,199)
Profit / (Loss) from operations	650,765	(133,692)	(324,287)	3,949	(10,954)	185,781
Share of profit of associates and joint ventures	-	-	-	-	25,332	25,332
Segment profit / (loss)	650,765	(133,692)	(324,287)	3,949	14,378	211,113

Investment and trading properties	1,458,243	252,868	786,014	-	2,106	2,499,231
Property, plant and equipment	4,747	511	26,708	47,580	4,107	83,653
Investment in associates and joint ventures	-	-	-	-	169,700	169,700
Other reportable assets	2,050	1,746	-	584	2,999	7,379
Reportable assets	1,465,040	255,125	812,722	48,164	178,912	2,759,963

From all the revenues, ARS 374,042 originated in Argentina, and ARS 620 in other countries, principally in Uruguay for ARS 547 and USA for ARS 73. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,746,732 are located in Argentina and ARS 13,231 in other countries, principally in the USA for ARS 1,620 and Uruguay for ARS 11,472.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	250,468	22,646	12,891	85,840	5,357	377,202
Costs	(14,937)	(1,648)	(7,451)	(40,350)	(3,781)	(68,167)
Gross profit	235,531	20,998	5,440	45,490	1,576	309,035
Net loss from fair value adjustment of investment properties	(20,824)	(97,015)	(357,995)	-	(403)	(476,237)
General and administrative expenses	(30,126)	(2,875)	(12,283)	(13,025)	5,741	(52,568)
Selling expenses	(12,558)	(251)	(4,512)	(5,863)	(1,203)	(24,387)
Other operating results, net	(3,960)	(88)	(5,305)	(1,577)	1,150	(9,780)
Profit / (Loss) from operations	168,063	(79,231)	(374,655)	25,025	6,861	(253,937)
Share of profit of associates and joint ventures	-	-	-	-	47,068	47,068
Segment profit / (loss)	168,063	(79,231)	(374,655)	25,025	53,929	(206,869)

Investment and trading properties	962,417	423,239	995,336	-	3,152	2,384,144
Property, plant and equipment	3,034	452	26,717	42,803	4,184	77,190
Investment in associates and joint ventures	-	-	-	-	173,401	173,401
Other reportable assets	1,302	987	75,411	948	2,961	81,609
Reportable assets	966,753	424,678	1,097,464	43,751	183,698	2,716,344

From all the revenues, ARS 367,827 originated in Argentina, and ARS 9,375 in other countries, principally in Uruguay for ARS 9,273 and USA for ARS 102. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,701,718 are located in Argentina and ARS 14,626 in other countries, principally in the USA for ARS 2,446 and Uruguay for ARS 12,086.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	245,723	23,745	22,698	77,512	4,843	374,521
Costs	(16,643)	(1,963)	(6,905)	(39,450)	(3,864)	(68,825)
Gross profit	229,080	21,782	15,793	38,062	979	305,696
Net loss from fair value adjustment of investment properties	(57,854)	(25,666)	(181,839)	-	(585)	(265,944)
General and administrative expenses	(34,612)	(4,325)	(13,260)	(16,964)	(55,041)	(124,202)
Selling expenses	(11,230)	(534)	(5,817)	(5,325)	(601)	(23,507)
Other operating results, net	(3,030)	(357)	(4,579)	(741)	(29,023)	(37,730)
Management fees	-	-	-	-	-	-
Profit / (Loss) from operations	122,354	(9,100)	(189,702)	15,032	(84,271)	(145,687)
Share of profit of associates and joint ventures	-	-	-	-	20,145	20,145
Segment profit / (loss)	122,354	(9,100)	(189,702)	15,032	(64,126)	(125,542)

Investment and trading properties	967,683	607,034	1,414,939	-	4,165	2,993,821
Property, plant and equipment	3,030	18,383	26,593	47,815	4,547	100,368
Investment in associates and joint ventures	-	-	-	-	148,654	148,654
Other reportable assets	2,051	1,772	38,119	1,031	3,066	46,039
Reportable assets	972,764	627,189	1,479,651	48,846	160,432	3,288,882

From all the revenues, ARS 361,377 originated in Argentina, and ARS 13,144 in other countries, principally in Uruguay for ARS 13,031 and USA for ARS 113. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,269,246 are located in Argentina and ARS 19,636 in other countries, principally in the USA for ARS 2,735 and Uruguay for ARS 16,801.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	45.94%	562,836	2,799,233	338,831	1,351,271	1,671,967	768,102
Subsidiaries with indirect participation of Cresud
BrasilAgro	64.78%	284,979	716,052	147,629	247,625	605,777	392,422

	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	44.60%	317,494	2,807,977	383,285	1,135,457	1,606,729	716,601
Subsidiaries with indirect participation of Cresud
BrasilAgro	64.78%	271,274	737,948	127,187	250,148	631,887	409,336

	Revenues	Net income / (loss)	Total comprehensive (loss) / income	Total comprehensive income/ (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase/ (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	468,526	196,118	(802)	936	260,719	(82,271)	35,515	213,963	(50,061)
Subsidiaries with indirect participation of Cresud
BrasilAgro	197,213	46,968	2,138	1,385	(27,273)	34,221	(13,412)	(6,464)	-

	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	458,059	(32,141)	(5,319)	(6,520)	144,309	116,065	(266,206)	(5,832)	(137,026)
Subsidiaries with indirect participation of Cresud
BrasilAgro	225,596	59	(46,137)	(28,661)	12,474	1,360	(71,560)	(57,726)	-

(1)
Corresponds to the direct interest from the Group.

Arcos del Gourmet S.A. (“Arcos o AGSA”)

ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)

This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date of these Consolidated Financial Statements, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred. The procedural deadlines of this file have been suspended since December 13, 2024, pending the referral of the file “ARCOS DEL GOURMET SA AND ANOTHER V. EN–AABE KNOWLEDGE PROCESS (CAF 030002/2015).”

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). As a consequence of the precautionary measure obtained on June 28, 2019, the eviction process remained suspended. On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. On February 11, 2025, the co-defendants ARCOS and GCBA entered into an agreement aimed at complying with the aforementioned judgment, under which ARCOS committed to: (i) making a payment upon the signing of the agreement to cover the expenses of creating the Santa Rita Plaza (approximately 1,757 m² in area) in the amount of ARS 1,027,360,977.52 (amount expressed in full with decimals), which was executed in due time and form; and (ii) covering the remaining 21,562.41 square meters of green space, in the measure established in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Beginning of year	191,823	205,533
Share capital increase and contributions (Note 32)	35	-
Sale of interest in associates and joint ventures	(3,737)	(36,522)
Share of profit	26,890	45,943
Other comprehensive (loss) / income	(478)	917
Dividends (Note 32)	(27,357)	(24,048)
Transfers to/from financial assets (ii)	349	-
Decrease of interest (iii)	(148)	-
End of the year (i)	187,377	191,823

(i)
Includes ARS (162) and ARS (22) reflecting interests in companies with negative equity as of June 30, 2025 and 2024, respectively, which are disclosed in “Provisions” (see Note 21).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2025 and 2024, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2025, 2024 and 2023:

	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	06.30.2025	06.30.2024	06.30.2023	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2023

New Lipstick	49.96%	49.96%	49.96%	1,472	1,506	(34)	(43)	(342)
BHSA (1)	29.12%	29.89%	29.91%	133,840	144,704	13,639	40,782	15,969
BACS (2)	55.86%	56.35%	56.35%	11,044	10,594	450	3,307	(608)
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	8,503	6,205	2,686	407	590
Quality (3)	-	-	50.00%	-	-	-	-	(7,169)
GCDI	-	27.39%	27.82%	-	1,793	519	(7,918)	841
La Rural S.A.	50.00%	50.00%	50.00%	21,019	14,804	11,175	10,543	3,652
Agrouranga S.A.	34.86%	34.86%	34.86%	7,337	7,418	533	2,015	(1,087)
Other associates and joint ventures	N/A	N/A	N/A	4,162	4,799	(2,556)	(2,233)	(3,403)
Total associates and joint ventures				187,377	191,823	26,412	46,860	8,443

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(3)	(*)	(50)
BHSA (1)	Argentina	Financing	436,780,922	(**)	1,500	(**)	46,554	(**)	447,483
BACS (2)	Argentina	Financing	33,125,751	(**)	88	(**)	1,193	(**)	29,276
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		5,373		16,429
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	22,676	(**)	41,882
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		1,529		3,811

(1)
BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 343.50 argentine pesos per share.
(2)
Includes interest through BHSA, which holds a 62.28% stake in BACS.
(3)
The interest held in Quality was sold on August 31, 2023.

(*) Amounts presented in millions of US dollars.
(**) Amounts as of June 30, 2025, prepared in accordance with IFRS regulations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

La Rural S.A.

On December 2012, the National Executive Power annulled a 1991 decree that had approved the sale of the Palermo Fairgrounds to Sociedad Rural Argentina (SRA) and revoked the purchase agreement. SRA filed a precautionary measure to suspend the execution of this annulment, which was granted and remains in force after various judicial proceedings.

IRSA has not been notified and is not a party to these judicial actions initiated by SRA. In the event that the annulment of the sale is declared unconstitutional, it would not legally impact IRSA’s acquisition in the company related to the property. However, if the nullity of the sale is declared, it could affect the assets related to the property.

The judicial process continues in the evidentiary stage, and there are currently no elements indicating that La Rural S.A. could see the usufruct it holds over the property affected. The Company will continue monitoring the progress of the process due to the legal uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2025
Associates
BHSA	1,766,165	1,698,791	2,989,440	10,594	464,922	29.12%	135,385	(1,545)	133,840

Joint ventures
Nuevo Puerto Santa Fe S.A.	4,562	20,101	1,350	6,883	16,430	50.00%	8,215	288	8,503

	As of June 30, 2024
Associates
BHSA	2,277,728	860,495	2,588,620	59,334	490,269	29.89%	146,541	(1,837)	144,704
GCDI	39,052	124,995	92,175	65,197	6,675	27.39%	1,828	(35)	1,793

Joint ventures
Nuevo Puerto Santa Fe S.A.	2,994	14,966	1,009	5,121	11,830	50.00%	5,915	290	6,205

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2025
Associates
BHSA	985,517	46,554	46,554	(71,360)	144,466	(2,662)	64,445	206,249

Joint ventures
Nuevo Puerto Santa Fe S.A.	6,295	5,373	5,373	(774)	3,027	(1,693)	(799)	535

	As of June 30, 2024
Associates
BHSA	2,446,515	136,357	136,357	402,351	342,658	(3,352)	(65,939)	273,367
GCDI	51,855	(16,870)	(11,010)	-	(1,195)	1,351	(954)	(798)

Joint ventures
Nuevo Puerto Santa Fe S.A.	5,694	815	815	(1,232)	1,203	191	(1,634)	(240)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Puerto Retiro (joint venture)

The Company owns a plot of land of 8.3 hectares, whose U.P. zoning restricts its use to port activities. It faces: (i) a request for extension of bankruptcy initiated by the National Government, and (ii) a civil action filed by Tandanor and the Ministry of Defense regarding the bidding of the Dársena Norte property.

On September 7, 2018, the Federal Criminal Oral Court (“TOFC”) No. 5 upheld the statute of limitations defense raised by Puerto Retiro; however, in the criminal case, where Puerto Retiro is not a party, the confiscation of the “Planta I” property was ordered.

During fiscal year 2019, Puerto Retiro recorded a provision equivalent to 100% of the carrying value of its investment property, subject to reversal if a favorable judgment is obtained.

On November 26, 2024, the Supreme Court of Justice of the Nation annulled the cassation judgment regarding the statute of limitations of the civil action, ordered a new ruling to be issued, and confirmed the confiscation, ordering its restitution to Tandanor.

On June 24, 2025, Chamber IV of the Federal Court of Cassation annulled the parts of TOFC No. 5 related to the statute of limitations and the destination of the confiscation and remitted the proceedings to said court for a new resolution.

It is worth noting that the civil action is directed exclusively against Puerto Retiro and not against IRSA; the facts on which the civil action in criminal jurisdiction is based occurred prior to IRSA’s acquisition of the shares of Puerto Retiro.

As of the issuance date of these financial statements, the resolution regarding the statute of limitations of the civil action and the destination of the property remains pending.

Given the procedural stage, the final outcome is uncertain.

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2025 and 2024 were as follows:

	06.30.2025		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of year	1,515,809	924,467	2,120,704	916,340
Additions	26,944	47,567	6,217	12,400
Disposals	(9,089)	(18)	(55,236)	-
Transfers	(111,140)	(3,824)	(56,953)	(9)
Net (loss) / gain from fair value adjustment	(438,333)	457,408	(481,805)	(4,316)
Additions of capitalized leasing costs	65	117	22	298
Amortization of capitalized leasing costs (i)	(131)	(250)	(188)	(246)
Currency translation adjustment	(5,477)	-	(16,952)	-
Fair value at the end of the year	978,648	1,425,467	1,515,809	924,467

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

The following is the balance by type of investment property of the Group as of June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Leased out farmland	74,005	89,955
Offices and other rental properties	276,149	444,474
Shopping malls (i)	1,439,736	956,400
Undeveloped parcels of land	611,617	946,585
Properties under development	2,608	2,862
Total	2,404,115	2,440,276

(i) Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The book value of those properties as of June 30, 2025 and 2024 is as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2025	06.30.2024
Córdoba Shopping (i)	19,494	27,179
Total	19,494	27,179

(i) A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 2,936 million and ARS 2,866 million, as of June 30, 2025 and 2024, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2025	06.30.2024	06.30.2023
Revenues	406,348	379,325	381,024
Direct operating expenses	(131,642)	(115,834)	(123,692)
Development expenses	(14,865)	(1,848)	(1,359)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	15,923	(521,760)	(330,388)
Net realized gain from fair value adjustment of investment property (ii)	3,152	35,639	62,707

(i)
 It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii)
    Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.

See Note 5 (liquidity schedule) for detail of contractual commitments related to investment properties.

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

Each business (or operations center, as appropriate) has a team, which reviews the appraisals performed by the independent appraisers (the “review teams”). The review teams: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. The Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements.

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, being the most relevant premise the price per hectare.

Urban properties and investments business

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in January 2025, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In this sense, the shopping malls were the most affected by the aforementioned circumstances, taking into account the size of their plots and their unique and strategic locations, considering an alternative potential realization market.

The impact of the pandemic and the long-term closure of shopping malls led to a reconsideration of the possibility of mixed uses in the buildable potentials of such shopping malls, seeking a new centrality and enhancing the attractiveness as a replacement for anchor stores.

On the other hand, the analysis of opening towards its surroundings and the generation of open spaces produced a new distribution of the value of the existing square meters, producing a change of focus on how to maximize said surplus square meters.

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view, this vision remains to this day.

The identified buildable potentials, identified in previous years and that remain in the current year, are included in the value of the investment property based on the methodology established for other Level 2 properties:

1. Patio Bullrich, CABA
2. Alto Palermo, CABA
3. Córdoba Shopping, Córdoba
4. Beruti 3345/47, (Corner of Coronel Diaz), CABA.

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, for the purpose of considering the use of the most observable information available for the determination of fair value.

For the Shopping Malls operated by the Group there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation and consumption, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

●
Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company's income arises from the higher value between a Minimum Insured Fixed Value (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
It was considered that the revenues from all the Shopping Malls would grow in line with the budget during the first fiscal year. Subsequently, they grow with the same elasticity in relation to the evolution of GDP and projected Inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them. Eliminating from the average those years that, due to various factors, are not representative, such as the pandemic year.
●
Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
●
Terminal value: a perpetuity calculated from the cash flow from the 10th year of each Shopping Mall was considered.
●
The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
●
Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.
●
The estimation of the WACC discount rate was determined according to the following components:
a) United State Governments Bonds risk-free rate;
b) Market risk premium in the United States.
c) Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
d) Argentine country risk considering the average yield spread of a representative set of corporate bonds issued by Argentine companies with a credit quality similar to the Company, and 10-year U.S. Treasuries.;
e) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its relevant indicators to determine the discount rate; and
f) local income tax rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

● Discounted cash flow rate: considers the company’s current capital structure.
● Discount perpetuity rate: considers a market capital structure, based on comparable companies.

The introduction of the normalized rate in perpetuity is due to the fact that we consider that the relationship between debt and capital would tend to normalize in the long term.

For offices, other rental properties, plot of lands and buildable potentials the valuation was determined using transactions of comparable market assets, since the market for these assets in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to reflect differences in key attributes such as location, property size and quality of interior fittings (incidence adjustments). The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. Since that date, strict exchange controls have been in effect in Argentina, which limit, among other things: buying foreign currency in order to form external assets, prepaying debts, the purchase of foreign currency to pay for imports, making remittances of profits and dividends abroad and transferring funds abroad. However, as of April 2025, such foreign exchange controls were almost entirely eliminated for individuals and reduced for the payment of imports, dividends generated from fiscal years beginning after January 1, 2025, and interest payments on financial debt with related parties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As a consequence of these exchange regulations, it is observed that the purchase and sales transactions for office buildings, other rental properties, land reserves, and buildable potentials may be settled in Argentine Pesos or in dollars. In this way, the most probable scenario is that any sale of the aforementioned assets be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group, both in the current fiscal year and in prior years. Therefore, and given that the previously described situation remains in effect as of the date of issuance of these Consolidated Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

● The provisions of the construction contract.
● The stage of completion.
● Whether the project / property is standard (typical for the market) or non-standard.
● The level of reliability of cash inflows after completion.
● The specific development risk of the property.
● Previous experience with similar constructions.
● Status of construction permits.
● The feasibility studies of infrastructure links.

There were no changes in the valuation techniques during the year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.2025 (i)		06.30.2024 (i)		06.30.2023 (i)
Description	Valuation technique	Parameters	Range fiscal year 2025 / 2024 / 2023	Increase	Decrease	Increase	Decrease	Increase	Decrease

Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	11,08% / 15,40% / 15,25%	(28,789)	30,669	(21,136)	22,438	(19,460)	20,843
		Discount perpetually rate	10,63% / 14,11% / 14,20%	(112,417)	149,290	(42,692)	53,024	(45,832)	56,414
		Grouth perpetually rate	2,4% / 2,4% / 2,4%	92,603	(72,527)	29,104	(24,523)	34,757	(29,328)
		Inflation	(*)	88,284	(82,775)	46,342	(44,520)	124,586	(113,796)
		Devaluation	(*)	(129,588)	158,385	(84,041)	92,445	(83,302)	91,632

(*) Fiscal year 2025: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,308.33 (corresponding to the year ended June 30, 2026) and arriving at ARS 2,477.27 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.5% and stabilizes at 8.0% after 4 years.
Fiscal year 2024: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,170.0 (corresponding to the year ended June 30, 2025) and arriving at ARS 3,024.05 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 85.6% (corresponding to the year ended June 30, 2025) and stabilizes at 8.0% after 5 years.
Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.40 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.20 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2023) and stabilizes at 8.0% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2025 and 2024 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	Total
Balance as of June 30, 2023	600,317	22,821	109,890	5,590	15,328	753,946
Costs	656,337	52,745	167,563	56,906	33,794	967,345
Accumulated depreciation	(56,020)	(29,924)	(57,673)	(51,316)	(18,466)	(213,399)
Net book amount at June 30, 2023	600,317	22,821	109,890	5,590	15,328	753,946
Additions	33,494	18,098	9,000	2,960	4,272	67,824
Disposals	(11,874)	(665)	(17,411)	(11)	(1,270)	(31,231)
Currency translation adjustment	(61,816)	(4,754)	(2,659)	(33)	(1,157)	(70,419)
Transfers	26,978	(93)	1,154	33	(1,154)	26,918
Transfers to assets held for sale	(3,909)	-	-	-	-	(3,909)
Depreciation charge (ii)	(11,243)	(7,703)	(7,112)	(2,385)	(2,972)	(31,415)
Balance as of June 30, 2024	571,947	27,704	92,862	6,154	13,047	711,714
Costs	639,210	65,331	157,647	59,855	34,485	956,528
Accumulated depreciation	(67,263)	(37,627)	(64,785)	(53,701)	(21,438)	(244,814)
Net book amount at June 30, 2024	571,947	27,704	92,862	6,154	13,047	711,714
Additions	17,823	10,921	9,634	3,383	2,980	44,741
Incorporation by business combination (iv)	748	-	-	-	4,135	4,883
Disposals	(8,489)	(4)	(1,196)	(19)	(1,942)	(11,650)
Currency translation adjustment	(28,112)	(1,443)	(1,039)	(9)	873	(29,730)
Transfers	23,507	(83)	(1)	1,900	(196)	25,127
Depreciation charges (ii)	(10,298)	(7,664)	(7,172)	(2,770)	(4,501)	(32,405)
Balance as of June 30, 2025	567,126	29,431	93,088	8,639	14,396	712,680
Costs	644,687	74,722	165,045	65,110	40,335	989,899
Accumulated depreciation	(77,561)	(45,291)	(71,957)	(56,471)	(25,939)	(277,219)
Net book amount at June 30, 2025	567,126	29,431	93,088	8,639	14,396	712,680

(i) Includes furniture and fixtures and vehicles.
(ii) Amortization charge was recognized in the amount of ARS 6,455 and ARS 6,179 under "Costs", in the amount of ARS 2,532 and ARS 2,900 under "General and administrative expenses" and ARS 645 and ARS 510 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 22,773 and ARS 21,826 were capitalized as part of biological assets’ cost.
(iii) Corresponds to the plantation of sugarcane with a useful life of more than one year.
(iv) See Note 4 Acquisition Nova Horizonte

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2025 and 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
As of June 30, 2023	3,080	16,797	12,130	32,007
Additions	-	1,044	224	1,268
Currency translation adjustment	-	(1,479)	-	(1,479)
Disposals	(104)	(3,886)	-	(3,990)
As of June 30, 2024	2,976	12,476	12,354	27,806
Additions	-	1,772	1,235	3,007
Currency translation adjustment	-	(662)	-	(662)
Transfers	-	163,301	-	163,301
Impairment (i)	(301)	(18,824)	-	(19,125)
Disposals	(514)	(13,394)	(4)	(13,912)
As of June 30, 2025	2,161	144,669	13,585	160,415

	06.30.2025	06.30.2024
Non-current	124,720	27,233
Current	35,695	573
Total	160,415	27,806

(i) Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 11,471 and ARS 11,512 as of June 30, 2025 and 2024, respectively.

(ii) IRSA makes a quarterly comparison between the replacement cost and the net realizable value of its properties held for sale. As of the end of the current fiscal year, the value of these assets recorded at their inflation-adjusted cost is ARS 57,107, while the net realizable value amounts to ARS 37,982, resulting in an impairment loss of ARS 19,125. The impairment charge has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 28).

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2025 and 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	Total
Costs	6,812	21,854	53,508	82,174
Accumulated depreciation	-	(18,953)	(11,593)	(30,546)
Net book amount at June 30, 2023	6,812	2,901	41,915	51,628
Additions	20	2,723	11,270	14,013
Disposals	-	-	(331)	(331)
Transfers	-	-	38,218	38,218
Currency translation adjustment	(121)	(203)	-	(324)
Amortization charges (i)	-	(1,808)	(340)	(2,148)
Balance as of June 30, 2024	6,711	3,613	90,732	101,056
Costs	6,711	24,374	102,665	133,750
Accumulated amortization	-	(20,761)	(11,933)	(32,694)
Net book amount at June 30, 2024	6,711	3,613	90,732	101,056
Additions	1	3,182	796	3,979
Disposals	(12)	(2)	-	(14)
Transfers	-	2,446	(75,411)	(72,965)
Currency translation adjustment	(44)	(72)	-	(116)
Amortization charges (i)	-	(2,919)	(521)	(3,440)
Balance as of June 30, 2025	6,656	6,248	15,596	28,500
Costs	6,656	29,928	28,050	64,634
Accumulated amortization	-	(23,680)	(12,454)	(36,134)
Net book amount at June 30, 2025	6,656	6,248	15,596	28,500

(i)
Amortization charge was recognized in the amount of ARS 1,925 and ARS 788 under "Costs", in the amount of ARS 1,501 and ARS 1,354 under "General and administrative expenses" and ARS 14 and ARS 6 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Rights of use of assets and lease liabilities

Below is the composition of the rights of use of the Group´s assets as of June 30, 2025 and June 30, 2024:

	06.30.2025	06.30.2024
Farmland	103,616	90,779
Convention center	4,426	12,006
Offices, shopping malls and other buildings	10,117	6,277
Machinery and equipment	3,877	2,454
Right-ouse assets	122,036	111,516
Non-current	122,036	111,516
Total	122,036	111,516

Changes in the Group´s rights of use during the fiscal year ended June 30, 2025 and June 30, 2024, were as follows:

	06.30.2025	06.30.2024
Beginning of the year	111,516	97,067
Additions	32,416	44,239
Incorporation by business combination (i)	9,581	-
Disposals	(9,939)	(98)
Depreciation charges	(27,628)	(25,556)
Currency translation adjustment	(4,407)	(9,014)
Valorization	10,497	4,878
End of the year	122,036	111,516

(i) See Note 4 Acquisition Nova Horizonte

Depreciation charge for rights of use is detailed below:

	06.30.2025	06.30.2024	06.30.2023
Farmland	21,735	21,877	30,509
Convention center	788	827	827
Offices, shopping malls and other buildings	1,857	1,749	992
Machinery and equipment	3,248	1,103	563
Depreciation charge of right-ouse assets (i)	27,628	25,556	32,891

(i) Amortization charge was recognized in the amount of ARS 1,623 and ARS 1,444 under "Costs", in the amount of ARS 553 and ARS 560 under "General and administrative expenses" and ARS 608 and ARS 569 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 24,844 and ARS 22,983 were capitalized as part of biological assets’ cost.

Other charges to income related to rights of use were as follows:

	06.30.2025	06.30.2024	06.30.2023
Lease liabilities interest	(1,778)	(2,713)	(3,373)
Results from short-term leases	(949)	(717)	(954)
Results from variable leases not recognized as lease liabilities	(13,690)	(8,597)	(4,321)
Gain from lease modification	1,982	-	-

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2025 and June 30, 2024:

	06.30.2025	06.30.2024
Farmland	110,941	94,729
Convention center	2,309	12,507
Offices, shopping malls and other buildings	7,056	3,990
Lease liabilities	120,306	111,226
Non-current	88,447	85,383
Current	31,859	25,843
Total	120,306	111,226

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2025 and 2024 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	Level 1
Balance as of June 30, 2023	46,076	8,987	32,457	56,047	870	594	145,031
Non-current (Production)	-	-	-	46,847	761	590	48,198
Current (Consumable)	46,076	8,987	32,457	9,200	109	4	96,833
Balance as of June 30, 2023	46,076	8,987	32,457	56,047	870	594	145,031
Transfers	(3,486)	3,486	-	-	-	-	-
Purchases	-	-	-	10,348	10	-	10,358
Initial recognition and changes in the fair value of biological assets (i)	-	12,857	4,432	(8,725)	(427)	-	8,137
Decrease due to harvest	-	(236,452)	(69,427)	-	-	-	(305,879)
Sales	-	-	-	(28,397)	(50)	-	(28,447)
Consumptions	-	-	-	(125)	(3)	(129)	(257)
Costs for the year	21,748	235,623	65,099	24,206	-	81	346,757
Foreign exchange	(42,690)	(5,271)	(5,635)	(1,770)	-	-	(55,366)
Balance as of June 30, 2024	21,648	19,230	26,926	51,584	400	546	120,334
Non-current (Production)	-	-	-	38,228	304	541	39,073
Current (Consumable)	21,648	19,230	26,926	13,356	96	5	81,261
Balance as of June 30, 2024	21,648	19,230	26,926	51,584	400	546	120,334
Purchases	-	-	-	20,919	35	-	20,954
Transfers	(3,205)	3,205	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	3,443	8,724	6,941	441	-	19,549
Decrease due to harvest	-	(200,126)	(73,417)	-	-	-	(273,543)
Sales	-	-	-	(37,376)	(23)	-	(37,399)
Consumes	-	-	-	(119)	(2)	(368)	(489)
Costs for the year	2,362	215,887	66,361	28,916	-	436	313,962
Currency translation adjustment	(11,883)	(352)	(1,041)	(857)	-	-	(14,133)
Balance as of June 30, 2025	8,922	41,287	27,553	70,008	851	614	149,235
Non-current (Production)	-	-	-	42,207	737	609	43,553
Current (Consumable)	8,922	41,287	27,553	27,801	114	5	105,682
Balance as of June 30, 2025	8,922	41,287	27,553	70,008	851	614	149,235

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 7,382 and ARS (9,152) for the fiscal years ended June 30, 2025 and 2024, respectively. For the fiscal years ended June 30, 2025 and 2024, amounts of ARS 8,103 and ARS (5,588), was attributable to price changes, and amounts of ARS (721) and ARS (3,564), was attributable to physical changes generated by production result, respectively.

Crops and oilseeds

The Group’s crops generally include crops and oilseeds (corn, wheat, soybean and sunflower) as well as peanut. The Group measures biological assets that have attained significant biological growth at fair value less costs to sell. The Group measures biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates. The Group recognizes these crops at a fair value net of costs of sales as soon as the biological transformation of the bearer plant is observed.

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological assets. Live cattle is measured at fair value less cost to sell, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth or growing agricultural produce of sugarcane), the Group determines the fair value of a biological asset based on discounted cash flows models.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

These models require the input of highly subjective assumptions including observable and unobservable data. The not observable information is determined based on the best information available for example, by reference to historical information of past practices and results, statistics and agricultural information and other analytical techniques. Key assumptions utilized in this method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed periodically, and, if necessary, adjusted.

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops and sugarcane plantations.

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS (212,444) and ARS (222,766) for the years ended June 30, 2025 and 2024, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

Description	Valuation technique	Parameters	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category	-
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Argentina
Yields: 0.62 - 15.33 Tn/ha
Future of sale prices: 211,612 - 723,937 ARS/Tn
Operating cost: 72,159 - 530,375 ARS/ha
Brazil:
Yields: 101.6 Sacas/ha
Future of sale prices: 43.84 BRL/tn
Operating cost: 11.45 BRL/ha.
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
Yields: 83.17 tn/ha
Future of sale prices: 133.79 BRL/tn.
Operating cost: 77.94 BRL/tn.

As of June 30, 2025 and 2024, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Capitalized cost of production as of June 30, 2025, 2024 and 2023 are as follows:

	06.30.2025	06.30.2024	06.30.2023
Supplies and labors	226,034	256,466	268,886
Salaries, social security costs and other personnel expenses	15,232	17,158	16,109
Depreciation and amortization	47,617	44,809	47,364
Fees and payments for services	1,318	1,038	708
Maintenance, security, cleaning, repairs and others	2,363	2,517	2,268
Taxes, rates and contributions	526	338	487
Leases and service charges	254	200	176
Freights	2,814	1,899	2,476
Travelling, library expenses and stationery	1,992	1,890	1,832
Other expenses	15,376	20,361	17,784
	313,526	346,676	358,090

15.
Inventories

Breakdown of Group’s inventories as of June 30, 2025 and 2024 are as follows:

	06.30.2025	06.30.2024
Crops	98,659	72,875
Materials and supplies	76,884	86,885
Sugarcane	1,282	1,410
Agricultural inventories	176,825	161,170
Supplies for hotels	584	948
Total inventories	177,409	162,118

As of June 30, 2025 and 2024 the cost of inventories recognized as expense amounted to ARS 280,950 and ARS 344,532, respectively and have been included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income.

16.
Financial instruments by category

According to IFRS 7, the following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group’s Finance Division has a team in place in charge of estimating the valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2025 are as follows:

		Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
	Financial assets at amortized cost	Level 1	Level 2
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	439,382	52,778	-	492,160	132,767	624,927
Investment in financial assets:
- Public companies’ securities	-	35,450	-	35,450	-	35,450
- Bonds	-	58,737	-	58,737	-	58,737
- Mutual funds	-	134,183	-	134,183	-	134,183
- Others	5,619	6,286	13,770	25,675	-	25,675
Derivative financial instruments:
- Commodities options contracts	-	1,198	-	1,198	-	1,198
- Commodities futures contracts	-	1,916	-	1,916	-	1,916
- Foreign-currency options contracts	-	4,127	-	4,127	-	4,127
- Swaps	-	-	1,912	1,912	-	1,912
- Others	-	97	-	97	-	97
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	193,178	-	-	193,178	-	193,178
- Short-term investments	-	57,677	-	57,677	-	57,677
Total assets	638,179	352,449	15,682	1,006,310	132,767	1,139,077

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	253,890	-	253,890	154,004	407,894
Borrowings (Note 22)	1,343,112	-	1,343,112	-	1,343,112
Derivative financial instruments:
- Commodities options contracts	-	2	2	-	2
- Commodities futures contracts	-	2,616	2,616	-	2,616
- Foreign-currency options contracts	-	162	162	-	162
- Foreign-currency future contracts	-	404	404	-	404
- Swaps	-	4,366	4,366	-	4,366
Lease liabilities (Note 13)	120,306	-	120,306	-	120,306
Total liabilities	1,717,308	7,550	1,724,858	154,004	1,878,862

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2024 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	381,205	60,137	-	-	441,342	126,969	568,311
Investment in financial assets:
- Public companies’ securities	123	24,484	-	-	24,607	-	24,607
- Bonds	-	75,391	-	-	75,391	-	75,391
- Mutual funds	-	90,897	387	-	91,284	-	91,284
- Others	7,689	19,058	-	35	26,782	-	26,782
Derivative financial instruments:
- Commodities options contracts	-	4,927	-	-	4,927	-	4,927
- Commodities futures contracts	-	2,118	-	-	2,118	-	2,118
- Foreign-currency options contracts	-	288	-	-	288	-	288
- Foreign-currency future contracts	-	268	-	-	268	-	268
- Swaps	-	-	1,452	-	1,452	-	1,452
- Options on companies	78	-	-	-	78	-	78
- Others	-	1,953	-	-	1,953	-	1,953
Restricted assets (i)	3,792	-	-	-	3,792	-	3,792
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	70,872	-	-	-	70,872	-	70,872
- Short-term investments	-	88,953	-	-	88,953	-	88,953
Total assets	463,759	368,474	1,839	35	834,107	126,969	961,076

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	269,698	-	269,698	149,442	419,140
Borrowings (Note 22)	1,146,779	-	1,146,779	-	1,146,779
Derivative financial instruments:
- Commodities options contracts	-	933	933	-	933
- Commodities futures contracts	-	1,890	1,890	-	1,890
- Foreign-currency options contracts	-	10,948	10,948	-	10,948
- Foreign-currency future contracts	-	5,180	5,180	-	5,180
- Swaps	-	2,302	2,302	-	2,302
Lease liabilities (Note 13)	111,226	-	111,226	-	111,226
Total liabilities	1,527,703	21,253	1,548,956	149,442	1,698,398

(i) Corresponds to deposits in guarantee and escrows mainly for the payment of loans.

The following are details of the book value of financial instruments recognized, which were offset in the Consolidated Statement of Financial Position:

	06.30.2025			06.30.2024
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	535,005	(42,845)	492,160	454,069	(12,727)	441,342
Financial liabilities
Trade and other payables	296,735	(42,845)	253,890	282,425	(12,727)	269,698

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2025
Interest income	9,406	-	9,406
Other finance income	13	-	13
Interest and allowances generated by operating assets	7,431	-	7,431
Interest expenses	(69,861)	-	(69,861)
Lease liabilities interest	(1,778)	-	(1,778)
Foreign exchange, net	28,073	-	28,073
Fair value gain on financial assets at fair value through profit or gain	-	99,072	99,072
Gain from repurchase of Non-convertible Notes	731	-	731
Gain on financial instruments derived from commodities	-	10,994	10,994
Loss from derivative financial instruments (except commodities)	-	(14,403)	(14,403)
Other financial costs	(15,112)	-	(15,112)
Net result (i)	(41,097)	95,663	54,566

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	91,081	-	91,081
Interest and allowances generated by operating assets	28,295	-	28,295
Interest expenses	(82,200)	-	(82,200)
Lease liabilities interest	(2,713)	-	(2,713)
Foreign exchange, net	82,416	-	82,416
Fair value gain on financial assets at fair value through profit or gain	-	248,402	248,402
Gain from repurchase of Non-convertible Notes	341	-	341
Gain from commodity derivative financial instruments	-	15,532	15,532
Loss from derivative financial instruments (except commodities)	-	(67,247)	(67,247)
Other financial costs	(22,001)	-	(22,001)
Net result (i)	95,219	196,687	291,906

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	11,390	-	11,390
Interest and allowances generated by operating assets	(7,626)	-	(7,626)
Interest expenses	(105,357)	-	(105,357)
Lease liabilities interest	(3,373)	-	(3,373)
Foreign exchange, net	103,985	-	103,985
Fair value gain on financial assets at fair value through profit or gain	-	44,898	44,898
Gain from repurchase of Non-convertible Notes	18,213	-	18,213
Gain from commodity derivative financial instruments	-	4,711	4,711
Gain from derivative financial instruments (except commodities)	-	15,332	15,332
Other financial costs	(17,283)	-	(17,283)
Net result (i)	(51)	64,941	64,890

(i) Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ”Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2025 and 2024:

	Investments in financial assets - Others	Total
Balances at June 30, 2023	-	-
Additions and acquisitions	35	35
Balances at June 30, 2024	35	35
Gain for the year (i)	(35)	(35)
Balances at June 30, 2025	-	-

(i) Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the fiscal years ended June 30, 2025 and 2024, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps and Commodities options contracts	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2025, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

As of June 30, 2025, the carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 22.

17.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Trade, leases and services receivable (*)	391,345	358,584
Less: allowance for doubtful accounts	(6,352)	(5,966)
Total trade receivables	384,993	352,618
Prepayments	87,846	82,577
Borrowings, deposits and others	53,564	58,857
Guarantee deposits	93	99
Tax receivables	44,366	35,814
Others	47,713	32,380
Total other receivables	233,582	209,727
Total trade and other receivables	618,575	562,345

Non-current	175,727	197,534
Current	442,848	364,811
Total	618,575	562,345

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Consolidated Statement of Income and Other Comprehensive Income is presented within “Financial results, net.

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Trade accounts receivables are generally presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2025	06.30.2024
Beginning of the year	5,966	7,834
Additions (i)	1,869	1,781
Recovery (i)	(231)	(316)
Currency translation adjustment	635	4,132
Used during the year	(228)	(22)
Inflation adjustment	(1,659)	(7,443)
End of the year	6,352	5,966

(i)
The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note.27).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2025 and 2024 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	43,132	2,219	12,634	95,533	5,445	158,963	40.6%
Sale of properties and developments	-	-	-	172,075	-	172,075	44.0%
Agricultural products	-	-	-	59,400	907	60,307	15.4%
Total as of 06.30.2025	43,132	2,219	12,634	327,008	6,352	391,345	100.0%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	44,167	1,981	5,348	72,949	4,971	129,416	36.1%
Sale of properties and developments	-	-	-	188,960	-	188,960	52.7%
Agricultural products	-	-	-	39,213	995	40,208	11.2%
Total as of 06.30.2024	44,167	1,981	5,348	301,122	5,966	358,584	100.0%

18.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2025, 2024 and 2023:

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Profit for the year		224,366	163,826	391,490
Adjustments for:
Income tax	23	71,045	(78,192)	(384,754)
Amortization and depreciation	27	16,237	14,744	13,924
Loss / (gain) from disposal of trading properties		3,062	(5,309)	(15,492)
(Gain) / loss from disposal of property, plant and equipment		(168)	2,540	3,492
Realization of currency translation adjustment		-	-	(2,215)
Net (gain) / loss from fair value adjustment of investment properties		(19,075)	486,121	267,681
Gain from lease modification		(1,982)	-	-
Impairment of trading properties	28	19,125	-	-
(Gain) / loss from disposal of subsidiary and associates	28	(2,766)	1,903	-
Financial results, net		17,952	(268,385)	(59,125)
Provisions and allowances		25,237	16,374	117,391
Share of profit of associates and joint ventures	8	(26,890)	(45,943)	(8,183)
Management fees		9,081	12,945	24,823
Changes in net realizable value of agricultural products after harvest		(4,642)	(10,002)	13,148
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(61,866)	(33,543)	(35,601)
Gain from disposal of farmlands		(41,992)	(73,352)	(77,831)
Changes in operating assets and liabilities:
Increase in inventories		(30,433)	(33,538)	(12,535)
Decrease / (increase) in trading properties		4,105	(913)	476
Decrease in biological assets		78,592	91,600	116,247
(Increase) / decrease in trade and other receivables		(21,487)	139,686	59,201
Decrease in trade and other payables		(96,277)	(234,042)	(177,634)
Increase / (decrease) in salaries and social security liabilities		7,660	(13,448)	3,502
Decrease in provisions		(1,941)	(857)	(410)
Decrease in lease liabilities		(8,711)	(12,528)	(19,113)
Net variation in derivative financial instruments		1,480	7,523	(513)
Decrease in right of use assets		-	43	15
Net cash generated from operating activities before income tax paid		159,712	127,253	217,984

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
Increase in investment properties through an increase in trade and other payables	12,682	-	740
Decrease in investment properties through an increase in property, plant and equipment	14,146	17,335	4,454
Currency translation adjustment and other comprehensive results from associates and joint ventures	17,237	41,094	16,339
Other changes in shareholders' equity	3,426	26,447	39,507
Increase of non-convertible notes through a decrease in non-convertible notes	73,108	-	335,356
Increase in investment properties through a decrease in trading properties	-	-	2,996
Decrease in property, plant and equipment through an increase in investment properties	1,914	7,130	23,977
Increase in shareholders' equity through an increase in investment properties	446	8,174	6,169
Increase in deferred income tax liabilities through a decrease in shareholders' equity	156	2,136	1,782
Decrease in lease liabilities through a decrease in trade and other receivables	-	70	-
Decrease in lease liabilities through an increase in trade and other payables	460	-	-
Decrease in property, plant and equipment through an increase in shareholders' equity	-	-	1,377
Increase in investment properties through a decrease in investment in financial assets	22,693	-	-
Decrease in investment in financial assets through a decrease in trade and other payables	14,380	-	1,906
Decrease in investment in financial assets through an increase in trade and other receivables	2,722	-	-
Increase in property, plant and equipment through an increase in trade and other payables	989	13,637	39,061
Decrease in property, plant and equipment through an increase in trade and other receivables	32,895	2,893	15,425
Increase in investment in financial assets through an increase in borrowings	531	694	-
Decrease in shareholders' equity through a decrease in investment in financial assets	43,561	143,069	13,136
Increase in right of use assets through an increase in lease liabilities	23,774	49,115	49,799
Increase in investment in associates and joint ventures through a decrease in financial assets	2,285	-	-
Increase in intangible assets through a decrease in investment properties	2,446	38,218	6,589
Increase in intangible assets through an increase in trade and other payables	796	11,007	-
Increase in investments in financial assets through a decrease in trade and other receivables	-	396	3,083
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	18,701	7,523	26
Decrease in investment properties through an increase in trade and other receivables	1,331	4,212	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	2,190	-	-
Decrease in trading properties through an increase in trade and other receivables	3,206	-	-
Decrease in intangible assets through an increase in trading properties	75,411	-	761
Increase in investments in financial assets through an increase in trade and other payables	8,783	-	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	297	-	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	-	3,619	-
Increase in investment properties through a decrease in trade and other receivables	-	-	240
Increase in investment in associates and joint ventures through an increase in trade and other payables	-	-	160
Barter transaction investment properties	17	982	-
Decrease in investment properties through a decrease in investments in financial assets	-	-	404
Decrease in shareholders' equity through an increase in trade and other payables	5,946	9,267	990
Increase in investments in financial assets through a decrease in derivative financial instruments	108	-	-
Increase in shareholders' equity through a decrease in trade and other payables	-	1,390	-
Increase in borrowings through a decrease in trade and other payables	-	524	-
Decrease in borrowings through an increase in trade and other payables	3,299	-	-
Decrease in intangible assets through an increase in Investment properties	-	-	275
Decrease in borrowings through a decrease in trading properties	-	-	1,751
Decrease in shareholders' equity through a decrease in trade and other receivables	4,923	5,804	8,781
Decrease in investment properties through an increase in trading properties	87,890	-	-
Increase in intangible assets through an increase in payroll and social security liabilities	430	-	-
Decrease in investment in associates and joint ventures in borrowings through a decrease in trade and other payables	386	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by common shares with a nominal value of ARS 1 per share and one vote each.

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or the equivalent of 9 million ADS) and 90,000,000 options to subscribe for new common shares, to registered holders as of February 19, 2021. Each common share entities its holder to subscribe for 0.1794105273 new common shares and to receive, free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase one additional common share. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new registered shares, with a nominal value of ARS 1 (one peso) each and with the right to one vote per share, give the right to receive dividends on the same terms as the current shares in circulation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On March 5, 2021, having concluded the period to exercise the pre-emptive subscription right, the Company's shareholders have subscribed under the pre-emptive right the amount of 87,264,898 new shares, that is, 97% of the shares offered. , and have requested through the right to accrue 26,017,220 additional new shares, for which 2,735,102 new shares were issued, thus completing the issuance of all 90,000,000 new shares (or their equivalent in ADSs ) offered.

Likewise, 90,000,000 warrants were issued that will empower holders through their exercise to acquire up to 90,000,000 new shares. The exercise price of the options is USD 0.566. The options may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September and November of each year (provided that said dates are business days in the city. of New York and in the Autonomous City of Buenos Aires) until maturity 5 years from the date of issue. These options have been considered as equity instruments.

The Company received all the funds in the amount of ARS 7,612 (net of ARS 107 for issuance expenses) and issued the new shares, increasing the capital stock to ARS 592 million. The amounts are expressed in the currency of the transaction date.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders' equity. The balance of this account could be applied towards the issuance of common stock to shareholders of the Company and to the absorption of negative retained earnings.

Treasury shares

On July 22, 2022, the Board of Directors of Cresud approved the terms and conditions for the acquisition of common shares issued by the Company under the terms of article 64 of Law No. 26,831 and the CNV Regulations, for up to a maximum amount of ARS 1,000 million and up to 10% of the Company's capital stock, up to 25% of the average volume of daily transactions of Shares and ADSs in the markets during the previous 90 days and up to ARS 140 per Share and up to USD 7.00 per ADS. Likewise, the repurchase term was set up to 120 days after the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 21, 2022, the above mention plan was completed, having acquired the equivalent of 5,676,603 common shares that represent approximately 99.00% of the approved program and 0.96% of the share capital.

On November 11, 2022, the Board of Directors of Cresud approved a new program for the repurchase of common shares issued by the Company and established the terms and conditions for the acquisition of common shares issued by the Company under the terms of article 64 of Law No. 26,831 and the CNV Regulations, for up to a maximum amount of ARS 4,000 million and up to 10% of the Company's capital stock, up to 25% of the average volume of daily transactions of shares and ADSs in the markets during the previous 90 days and up to ARS 205 per share and up to USD 6.50 per ADS. Likewise, the repurchase term was set, up to 180 days after the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On May 10, 2023, the Company communicated the modification of the acquisition price of its own shares in ARS up to a maximum value of ARS 425 per share and extend the term for the repurchase of Company shares for up to 180 additional days, maintaining the remaining terms and conditions that were duly informed and decided by the Board of Directors on November 11, 2022.

On January 18, 2024, CRESUD reported that the Share Buyback Program approved by the Board of Directors on November 11, 2022, for up to the sum of ARS 4,000 million, ended having acquired the equivalent of 13,474,104 ordinary shares, which represent approximately 99.94% of the approved program.

On October 28, 2024, the Board of Directors of CRESUD approved a new share repurchase program of the securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, pursuant to Article 64 of Law No. 26,831 and CNV regulations, for up to ARS 6,500 million and up to 10% of the share capital, subject to a daily limit of up to 25% of the average daily trading volume of the Company’s shares across all markets where they are listed, during the prior 90 trading days, and at a maximum price of USD 12 per GDS and ARS 1,500 per share. The repurchase term was set for up to 180 days, starting on the day following the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On December 19, 2024, the Company announced the completion of the share repurchase program, having acquired in the local market 4,522,623 ordinary shares, representing approximately 99.98% of the approved program and 0.75% of the share capital.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Warrants

Common stock purchase options (warrants), issued by IRSA with common shares during the fiscal year and treated as equity instruments, are recorded as a separate component of the equity and are measured at cost; represented by fair value on the issue date using the Black-Scholes pricing model, which incorporates certain inputs assumptions, including shares price and volatility, risk-free interest rate, and warrant maturity.

At the time of the exercise of the warrants by the holders, the warrants are transferred to share capital for the nominal value of the issued shares and the difference with the product is recognized in the share premium.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital and inflation adjustment of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Company has not reached the legal limit of this reserve.

Special reserve GR 609/12

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1, 2012, with the transition date being July 1, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to ARS 993, which as of June 30, 2018 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2018, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

Special reserve

On October 28, 2022 the Ordinary Shareholders’ Meeting, established a special reserve that amounts to ARS 261,305 as of June 30, 2024.

Dividends

On October 28, 2022 and April 27, 2023 the Ordinary and Extraordinary Shareholders' Meeting approved the distribution of a dividend to shareholders for up to ARS 3,100 million and ARS 21,900 million, respectively. As of the date of these financial statements, they were paid in full.

On October 5, 2023, the Ordinary and Extraordinary Shareholders' Meeting of CRESUD approved distribution the distribution of a cash dividend for the sum of ARS 22,000 million and a dividend in kind through the delivery of 22,090,627 shares nominal value ARS 10 per share of IRSA owned by the Company, amount restated by the settlement derived from the distribution of bonus shares and change of par value, by applying a conversion ratio that for each share of nominal value ARS 1 corresponded to 0.90780451408 shares of nominal value ARS 10, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75. In addition, on May 2, 2024 a new distribution of a cash dividend was approved for the sum of ARS 30,000).

On October 28, 2024, CRESUD held its Ordinary and Extraordinary Shareholders’ Meeting, where it was resolved to distribute a dividend to the Shareholders in proportion to their shareholdings, payable in cash for the amount of ARS 45,000 million. The dividend was fully paid as of the date of these financial statements.

The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary Shareholders’ Meeting.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Distribution of treasury shares

On October 28, 2022, the Ordinary and Extraordinary Shareholders' Meeting approved the creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On April 27, 2023, the Ordinary and Extraordinary Shareholders' Meeting of Cresud approved the distribution of 13,000,000 treasury shares to the shareholders, in proportion to their holdings by virtue of the provisions of Article 67 of Law 26,831.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

20.
Trade and other payables

Group’s trade and other payables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Trade payables	190,981	197,795
Advances from sales, leases and services (*)	83,307	85,993
Accrued invoices	21,815	18,014
Deferred income	565	659
Admission fees (*)	45,336	41,001
Deposits in guarantee	643	801
Total trade payables	342,647	344,263
Dividends payable to non-controlling interests	5,382	9,162
Tax payables	24,796	21,789
Director´s Fees	7,160	7,783
Management fees	8,947	13,132
Others	18,962	23,011
Total other payables	65,247	74,877
Total trade and other payables	407,894	419,140

Non-current	77,376	70,525
Current	330,518	348,615
Total	407,894	419,140

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years. The variation is mainly due to the new contracts signed and an extraordinary rent in Alto Avellaneda.

The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

21.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS accounting standards. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of June 30, 2023	37,970	7	37,977
Additions (i)	11,759	-	11,759
Decreases (i)	(584)	-	(584)
Participation in the results	-	15	15
Inflation adjustment	(11,736)	-	(11,736)
Currency translation adjustment	(81)	-	(81)
Used during the year	(857)	-	(857)
As of June 30, 2024	36,471	22	36,493
Additions (i)	5,329	82	5,411
Decreases (i)	(1,954)	(35)	(1,989)
Participation in the results	-	93	93
Inflation adjustment	(619)	-	(619)
Currency translation adjustment	227	-	227
Used during the year	(1,941)	-	(1,941)
As of June 30, 2025	37,513	162	37,675

	06.30.2025	06.30.2024
Non-current	32,431	30,089
Current	5,244	6,404
Total	37,675	36,493

(i)
Additions and decreases are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in Puerto Retiro and Agrofy in 2025 and 2024. Additions and decreases are included in "Share of profit / (loss) of associates and joint ventures".
(iii)
Includes the provision for the IDBD demand.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set on the file dealing with the appeal of jurisdiction and notification of the lawsuit. A hearing date has also been set for the main claim file, which is in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed the document requests and agreed to attempt to reach a consensus on certain facts of the case. In that hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all the documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. The Court has suggested that the parties engage in private negotiations or mediation to reach a settlement of the dispute; however, no dates have yet been set to commence such negotiations.

The Company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company’s legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these financial statements, the process is still ongoing.

Trial and Preventive Seizure - Province of Salta

The contracts with the state company Salta Forestal S.A. by means of which rural real estate was given in concession to Cresud, the Governor of the Province of Salta has decreed through decrees 815/20, 395/21, 396/21, 397/21 and 398 / 21 reject the hierarchical appeals filed by Cresud against the payment of the royalties made by Salta Forestal S.A. and, depending on the campaign, by the Ministry of Agrarian Affairs for the 2013/2014, 2014/2015, 2015/2016, 2016/2017 campaigns , 2017/2018, 2018/2019 and 2019/2020 of corn, soybean and / or sorghum crops. In this context, Cresud has initiated the judicial challenge of these decrees and the province of Salta has initiated an executive and freezing lawsuit for the amounts of the controversial fees.

On December 6, 2024, Cresud and Salta Forestal signed an agreement (which entered into force in January 2025), terminating all pending executive judicial and contentious-administrative proceedings between the parties. They agreed to the payment of the claimed royalties, the return of the surpluses seized from Cresud, and established guidelines for the settlement and payment of future royalties, thus resolving all disputes between the parties up to the date of the agreement.

22.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2025 and 2024 was as follows:

	Book value		Fair value
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Non-convertible notes	1,101,673	1,026,693	1,094,559	995,222
Bank loans	208,780	59,609	208,780	59,609
Bank overdrafts	14,435	46,221	14,435	46,221
Others	18,224	14,256	18,224	14,256
Total borrowings	1,343,112	1,146,779	1,335,998	1,115,308

Non-current	807,352	663,070
Current	535,760	483,709
Total	1,343,112	1,146,779

As of June 30, 2025 and 2024, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 188,379 and ARS 157,481, respectively. These borrowings are mainly collateralized by trading properties of the Group (Note 11).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	06.30.2025	06.30.2024

Capital:
Less than one year	510,491	454,899
Between 1 and 2 years	171,963	336,884
Between 2 and 3 years	188,438	186,985
Between 3 and 4 years	8,135	107,956
Between 4 and 5 years	69,604	10,154
More than 5 years	346,421	20,478
	1,295,052	1,117,356
Accrued interest:
Less than one year	25,269	28,810
Between 1 and 2 years	1,353	4
Between 2 and 3 years	17,954	-
Between 3 and 4 years	5	609
Between 4 and 5 years	-	-
More than 5 years	3,479	-
	48,060	29,423
	1,343,112	1,146,779

The following table shows a detail of evolution of borrowing during the years ended June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Balance at the beginning of the year	1,146,779	1,357,396
Borrowings	871,196	456,477
Payment of borrowings	(584,461)	(445,457)
(Payment) / collection of short term loans, net	(11,201)	45,380
Incorporation by business combination (i)	6,644	-
Interests paid	(95,356)	(178,537)
Accrued interests	85,359	198,268
Currency translation adjustment and exchange differences, net	102,213	300,346
Inflation adjustment	(177,378)	(589,079)
Reclassifications and other movements	(683)	1,985
Balance at the end of the year	1,343,112	1,146,779

(i) See Note 4 Acquisition Nova Horizonte

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024:

	06.30.2025
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	25,231	-	-	25,231
Brazilian Reais	-	61,441	-	61,441
US Dollar	1,115,445	27,649	1,680	1,144,774
Subtotal fixed-rate borrowings	1,140,676	89,090	1,680	1,231,446
Floating rate:
Brazilian Reais	-	111,275	-	111,275
US Dollar	391	-	-	391
Subtotal floating rate borrowings	391	111,275	-	111,666
Total borrowings	1,141,067	200,365	1,680	1,343,112

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2024
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	54,174	-	-	54,174
Brazilian Reais	-	42,425	-	42,425
US Dollar	819,175	1,818	5,289	826,282
Subtotal fixed-rate borrowings	873,349	44,243	5,289	922,881
Floating rate:
Argentine Peso	103,660	-	-	103,660
Brazilian Reais	-	120,238	-	120,238
Subtotal floating rate borrowings	103,660	120,238	-	223,898
Total borrowings	977,009	164,481	5,289	1,146,779

The following describes the debt issuances made by the Group for the years ended June 30, 2025, and 2024:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XLIII	jan-24	ARS 19,886.02	1/17/2025	Badlar + 0.00%	At expiration	Quarterly
CRESUD	Series XLIV	jan-24	USD 39.77	1/17/2027	6.00%	At expiration	Semi-annually
CRESUD	Series XLV	apr-24	USD 10.20	8/22/2026	6.00%	At expiration	Semi-annually and last one quarterly
CRESUD	Series XLVI	jul-24	USD 28,55	7/18/2027	1.50%	At expiration	Semi-annually
CRESUD	Series XLVII	nov-24	USD 64,42	11/15/2028	7.00%	At expiration	Semi-annually
IRSA	Series XVIII	feb-24	USD 21.41	2/28/2027	7.00%	At expiration	Semi-annually
IRSA	Series XIX	feb-24	ARS 26,203.85	2/28/2025	Badlar + 0.99%	At expiration	Quarterly
IRSA	Series XX	jun-24	USD 23.02	6/10/2026	6.00%	At expiration	Semi-annually
IRSA	Series XXI	jun-24	ARS 17,012.71	6/10/2025	Badlar + 4.50%	At expiration	Quarterly
IRSA	Series XXII	oct-24	USD 15,80	10/23/2027	5.75%	At expiration	Semi-annually
IRSA	Series XXIII	oct-24	USD 51,47	10/23/2029	7.25%	At expiration	Semi-annually
IRSA	Series XXIV	mar-25	USD 300,45	3/31/2035	8.00%	33% march-33 - 33% march-34 y 34% march-35	Semi-annually

Series XLVI Notes - CRESUD

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million. Below are the main characteristics of the issuance:

    ●
Series XLVI Notes: Denominated in dollars and payable in Argentina pesos at the applicable exchange rate for ARS 28.6 million at a fix rate of 1.5%. The principal will be paid at the expiration. The price of issuance was 100.0% of the nominal value.

Series XLVII Notes - CRESUD

On November 15, 2024, the Company issued Notes on the local market for a total amount of USD 64.4 million. Below are the main characteristics of the issuance:

●
Series XLVII Notes: Denominated in dollars for a total amount of USD 64.4 million at a fixed rate of 7.0%, with semiannual interest payments. The principal will be repaid in one instalment on the maturity date, November 15, 2028. The issuance price was 100% of the nominal value.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

    ●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

    ●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

Series XXIV Notes - IRSA

On March 31, 2025, IRSA issued Series XXIV Notes for a nominal value of USD 300 million.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million (on June 22, 2024, the first amortization of 17.5% was paid).

The Class XXIV Notes include certain financial covenants related to the incurrence of additional debt, restricted payments, limitations on transactions with affiliates, among others.

23.
Income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

Submission of income tax presentation

In fiscal years 2022, 2023 and 2024, the Company filed its income tax return with the Argentine Tax Authorities applying the systemic and comprehensive inflation adjustment mechanism, as detailed below:

●
Restating tax depreciations pursuant to Articles 87 and 88 for assets acquired or constructed prior to July 1, 2018;
●
Adjusting the tax basis of real estate assets acquired or constructed prior to July 1, 2018 and sold in the year, in accordance with Article 63;
●
Adjusting all tax loss carryforwards from prior fiscal years, following the methodology set forth in Article 25;
●
Adjusting the cost of inventories (breeding livestock and sowing) as established in Articles 56 and 57; all the aforementioned articles belong to the Argentine Income Tax Law (as restated in 2019);
●
Adjusting the tax basis of shares acquired prior to July 1, 2018 and sold during the year in accordance with Article 65.

Together with the aforementioned tax returns, the Company filed a multi-note form informing the application of such mechanisms, arguing that the effective tax rate would represent a percentage exceeding reasonable limits of taxation, thereby giving rise to a confiscatory situation in violation of Article 17 of the Argentine National Constitution (pursuant to the doctrine of the ruling “Candy S.A. v. AFIP et al. on Writ of Amparo”, judgment dated July 3, 2009, Fallos 332:1571, and subsequent precedents).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of the issuance date of these financial statements, there are judicial precedents consistent with the Company’s position: the Candy ruling and the Supreme Court of Justice ruling in the case “Telefónica de Argentina S.A. et al. v. EN – AFIP – DGI on Dirección General Impositiva.”

Under the same criterion applied in the tax returns filed in the years mentioned, the provision for income tax for fiscal year 2025 was recorded.”

The Group analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

The details of the Group’s income tax, is as follows:

	06.30.2025	06.30.2024	06.30.2023
Current income tax (i)	(87,733)	(33,858)	75,078
Deferred income tax	16,688	112,050	309,676
Income tax (i)	(71,045)	78,192	384,754

(i)
Includes reversal of the income tax provision. See “Submission of income tax presentation”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
USA	0% - 21%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
Tax calculated at the tax rates applicable to profit in the respective countries (i)	(144,726)	(20,774)	(2,324)
Permanent differences:
Tax inflation adjustment	(22,337)	(123,056)	33,451
Share of profit of associates and joint ventures	11,678	32,478	18,146
Result from sale of participation in associates and joint ventures	(12,265)	(362)	15
Difference between provision and affidavit (ii)	(3,740)	(25)	56,745
Fiscal transparency	(36,805)	(5,230)	(7,081)
Recovery of unrecognized tax loss carry-forwards	56,819	2,974	9,596
Non-taxable profit	32,927	54,823	1,476
Others	10,946	(9,593)	5,670
Inflation adjustment permanent difference	36,458	146,957	269,060
Income tax	(71,045)	78,192	384,754

(i)
The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2025, 2024 and 2023, the tax rate in the Argentine Republic was 35%.
(ii)
 Includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2025 and 2024 will be recovered as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2025	06.30.2024
Deferred income tax assets to be recovered after more than 12 months	84,818	103,285
Deferred income tax assets to be recovered within 12 months	41,531	41,319
Deferred income tax assets	126,349	144,604
Deferred income tax liabilities to be recovered after more than 12 months	(850,113)	(901,535)
Deferred income tax liabilities to be recovered within 12 months	(126,909)	(119,202)
Deferred income tax liabilities	(977,022)	(1,020,737)
Total deferred income tax liabilities, net	(850,673)	(876,133)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2025 and 2024, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2025
Assets
Trade and other payables	20,764	-	(2,533)	-	18,231
Tax loss carry-forwards	88,959	(2,931)	(26,507)	-	59,521
Others	34,650	(1,142)	14,597	-	48,105
Borrowings	231	-	261	-	492
Subtotal assets	144,604	(4,073)	(14,182)	-	126,349
Liabilities
Investment properties and property, plant and equipment	(809,431)	11,106	(25,744)	(178)	(824,247)
Biological assets	(28,124)	637	3,786	-	(23,701)
Trade and other receivables	(2,430)	-	(5,414)	-	(7,844)
Investments	(17,980)	-	(5,131)	-	(23,111)
Intangible assets	(19,604)	-	16,674	-	(2,930)
Tax inflation adjustment	(105,526)	-	66,424	-	(39,102)
Inventories	(21,969)	1,463	(5,397)	-	(25,903)
Others	(15,673)	(183)	(14,328)	-	(30,184)
Subtotal liabilities	(1,020,737)	13,023	30,870	(178)	(977,022)
Liabilities, net	(876,133)	8,950	16,688	(178)	(850,673)

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2024
Assets
Trade and other payables	37,001	-	(16,237)	-	20,764
Tax loss carry-forwards	45,324	(5,868)	49,503	-	88,959
Others	28,102	(2,958)	9,506	-	34,650
Borrowings	202	-	29	-	231
Subtotal assets	110,629	(8,826)	42,801	-	144,604
Liabilities
Investment properties and property, plant and equipment	(972,168)	14,387	151,190	(2,840)	(809,431)
Biological assets	(17,259)	116	(10,981)	-	(28,124)
Trade and other receivables	(5,568)	-	3,138	-	(2,430)
Investments	(13,489)	-	(4,491)	-	(17,980)
Intangible assets	(9,128)	-	(10,476)	-	(19,604)
Tax inflation adjustment	(54,389)	-	(51,137)	-	(105,526)
Inventories	(19,441)	3,948	(6,476)	-	(21,969)
Others	(13,891)	(264)	(1,518)	-	(15,673)
Subtotal liabilities	(1,105,333)	18,187	69,249	(2,840)	(1,020,737)
Liabilities, net	(994,704)	9,361	112,050	(2,840)	(876,133)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of June 30, 2025, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2025	Date of generation	Due date
Argentina	10,724	2021	2026
Argentina	4,141	2022	2027
Argentina	404	2023	2028
Argentina	20,010	2024	2029
Argentina	6,049	2025	2030
Brazil	66,092	2019-2024	Do not expire
Total cumulative tax loss carry-forwards	107,420

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2025, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 10,855 and ARS 52,471 as of June 30, 2025 and 2024, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

With respect to Note 1 on the retroactive restatement of previously issued financial statements, the additional tax loss that would have been recognized in connection with management fees would have been provisioned together with the other previously recognized tax losses, and therefore has no impact on deferred tax or on income tax.

24.
Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2025, 2024 and 2023 amounted to ARS 7,567, ARS 10,776 and ARS 8,807, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2025, 2024 and 2023 amounted to ARS 1,849, ARS 4,280 and ARS 2,630, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	36,242	19,952	15,561
Later than 1 year and not later than 5 years	30,511	38,322	21,694
More than 5 years	10,630	22,476	19,239
	77,383	80,750	56,494

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group as lessor

Operating leases (Shopping malls, offices and other buildings)

In the segments Shopping malls and Offices and Others, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, operating lease agreements with lessees of Shopping malls generally include escalation clauses and contingent payments.

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	53,738	58,795	62,495
Later than 1 year and not later than 5 years	51,081	45,770	62,247
More than 5 years	585	289	2,993
	105,404	104,854	127,735

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	2,574	3,477	2,735
Later than 1 year and not later than 5 years	4,655	9,217	6,740
More than 5 years	-	-	103
	7,229	12,694	9,578

25.
Revenues

	06.30.2025	06.30.2024	06.30.2023
Crops	212,746	267,407	299,032
Sugarcane	71,980	66,034	63,076
Cattle	44,721	35,545	27,717
Supplies	51,454	55,496	52,758
Consignment	29,468	36,696	37,283
Advertising and brokerage fees	21,997	23,417	28,167
Agricultural rental and other services	13,836	16,851	16,286
Income from sales and services from agricultural business	446,202	501,446	524,319
Trading properties and developments	10,864	9,628	19,722
Rental and services	392,512	362,475	364,737
Hotel operations, tourism services and others	64,579	85,810	77,496
Income from sales and services from urban properties and investment business	467,955	457,913	461,955
Total revenues	914,157	959,359	986,274

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Costs

	06.30.2025	06.30.2024	06.30.2023
Other operative costs	390	320	385
Cost of property operations	390	320	385
Crops	172,437	235,306	248,995
Sugarcane	63,036	58,735	66,698
Cattle	37,399	28,447	23,972
Supplies	45,477	50,491	49,321
Consignment	38,577	13,076	21,541
Advertising and brokerage fees	21,880	21,681	17,786
Agricultural rental and other services	7,567	10,776	8,807
Cost of sales and services from agricultural business	386,373	418,512	437,120
Trading properties and developments	16,769	7,086	5,426
Rental and services	124,075	105,058	114,883
Hotel operations, tourism services and others	43,135	40,335	39,433
Cost of sales and services from sales and services from urban properties and investment business	183,979	152,479	159,742
Total costs	570,742	571,311	597,247

27.
Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2025, 2024 and 2023.

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	239,000	-	-	239,000
Salaries, social security costs and other personnel expenses	86,515	56,193	8,794	151,502
Fees and payments for services	46,115	12,335	2,764	61,214
Cost of sale of goods and services	94,262	-	-	94,262
Maintenance, security, cleaning, repairs and others	53,718	8,821	128	62,667
Taxes, rates and contributions	12,640	3,975	25,322	41,937
Advertising and other selling expenses	15,916	116	4,785	20,817
Freights	32	4	27,367	27,403
Director's fees	-	20,224	-	20,224
Depreciation and amortization	11,157	3,814	1,266	16,237
Leases and service charges	3,953	1,242	69	5,264
Travelling, library expenses and stationery	2,294	1,738	1,197	5,229
Supplies and labors	2,730	1	4,208	6,939
Other expenses	1,105	415	2,607	4,127
Bank expenses	171	2,064	8	2,243
Conditioning and clearance	-	-	2,921	2,921
Interaction and roaming expenses	1,134	60	25	1,219
Allowance for doubtful accounts, net	-	-	1,638	1,638
Total expenses by nature as of 06.30.2025	570,742	111,002	83,099	764,843

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	273,962	-	-	273,962
Salaries, social security costs and other personnel expenses	76,618	55,490	8,236	140,344
Fees and payments for services	63,143	15,367	3,701	82,211
Cost of sale of goods and services	66,423	-	-	66,423
Maintenance, security, cleaning, repairs and others	45,093	7,332	109	52,534
Taxes, rates and contributions	8,699	6,208	30,894	45,801
Advertising and other selling expenses	17,049	119	3,834	21,002
Freights	49	520	23,161	23,730
Director's fees (i)	-	3,734	-	3,734
Depreciation and amortization	9,527	4,126	1,091	14,744
Leases and service charges	2,986	1,309	115	4,410
Travelling, library expenses and stationery	2,218	1,717	956	4,891
Supplies and labors	2,397	-	5,276	7,673
Other expenses	1,407	567	2,278	4,252
Bank expenses	256	2,570	-	2,826
Conditioning and clearance	-	-	3,042	3,042
Interaction and roaming expenses	1,484	71	29	1,584
Allowance for doubtful accounts, net	-	-	1,465	1,465
Total expenses by nature as of 06.30.2024	571,311	99,130	84,187	754,628

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) On October 5, 2023, the Ordinary and Extraordinary Shareholders’ Meeting of IRSA approved directors’ fees of ARS 9,050 (nominal values). The Board of Directors of IRSA had previously proposed directors’ fees of ARS 13,500 (nominal values) and, therefore, accrued that amount in the Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023 and filed with the CNV. During the fiscal year ended June 30, 2024, upon final approval of the above-mentioned fees, IRSA reversed the excess provision, restated at year-end, against the line item of results where it had originally been recorded (restated reversal at year-end ARS 19,169). In addition, the Financial Statements as of June 30, 2024 include the Board of Directors’ proposal for the allocation of fees corresponding to such fiscal year in the amount of ARS 18,575 (restated at year-end). This line item reflects the net effect of both situations, as well as the effect arising from subsidiaries.

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	295,317	-	-	295,317
Salaries, social security costs and other personnel expenses	75,072	53,880	7,100	136,052
Fees and payments for services	57,135	14,443	5,872	77,450
Cost of sale of goods and services	70,552	-	-	70,552
Maintenance, security, cleaning, repairs and others	43,359	7,864	80	51,303
Taxes, rates and contributions	10,467	3,840	29,361	43,668
Advertising and other selling expenses	24,345	92	1,909	26,346
Freights	29	14	20,770	20,813
Director's fees	-	76,161	-	76,161
Depreciation and amortization	8,937	4,431	556	13,924
Leases and service charges	4,123	1,591	158	5,872
Travelling, library expenses and stationery	1,989	1,498	911	4,398
Supplies and labors	3,470	-	90	3,560
Other expenses	1,128	945	180	2,253
Bank expenses	191	2,135	58	2,384
Conditioning and clearance	-	-	2,143	2,143
Interaction and roaming expenses	1,133	52	20	1,205
Allowance for doubtful accounts, net	-	-	1,010	1,010
Total expenses by nature as of 06.30.2023	597,247	166,946	70,218	834,411

28.
Other operating results, net

	06.30.2025	06.30.2024	06.30.2023
Gain from commodity derivative financial instruments	10,994	15,532	4,711
Gain / (loss) from sale of property, plant and equipment	168	(2,540)	(3,492)
Impairment of trading properties	(19,125)	-	-
Realization of currency translation adjustment (i)	-	-	2,215
Gain / (loss) from sale of associates and joint ventures	2,766	(1,903)	-
Donations	(1,309)	(1,219)	(1,956)
Lawsuits and other contingencies	(3,375)	(11,175)	(40,220)
Interest and allowances generated by operating assets	7,431	28,295	(7,626)
Administration fees	1,112	621	603
Others	(3,656)	2,189	(408)
Total other operating results, net	(4,994)	29,800	(46,173)

(i) Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

29.
Financial results, net

	06.30.2025	06.30.2024	06.30.2023
Financial income
Interest income	9,406	91,081	11,390
Other finance income	13	-	-
Total financial income	9,419	91,081	11,390
Financial costs
Interest expense	(71,639)	(84,913)	(108,730)
Other financial costs	(9,653)	(17,551)	(14,092)
Total finance costs	(81,292)	(102,464)	(122,822)
Other financial results:
Foreign exchange, net	28,073	82,416	103,985
Fair value gain from financial assets and liabilities at fair value through profit or loss	99,072	248,402	44,898
Gain from repurchase of non-convertible notes	731	341	18,213
(Loss) / gain from derivative financial instruments (except commodities)	(14,403)	(67,247)	15,332
Others	(5,459)	(4,450)	(3,191)
Total other financial results	108,014	259,462	179,237
Inflation adjustment	11,435	(35,640)	59,584
Total financial results, net	47,576	212,439	127,389

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Group and held as treasury shares.

	06.30.2025	06.30.2024 Restated (ii)	06.30.2023 Restated (ii)
Profit for the year attributable to equity holders of the parent	96,148	135,726	220,232
Weighted average number of common shares outstanding	598	592	602
Basic earnings per share (i)	160.81	229.11	365.83

(i) Earnings per share as of June 30, 2023 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.
(ii) See Note 1 to these Consolidated Financial Statements.

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	06.30.2025	06.30.2024 Restated (ii)	06.30.2023 Restated (ii)
Profit for the year per share attributable to equity holders of the parent	96,148	135,726	220,232
Weighted average number of common shares outstanding	662	702	685
Diluted earnings per share (i)	145.22	193.41	321.51

(i)
Earnings per share as of June 30, 2023 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.
(ii)
 See Note 1 to these Consolidated Financial Statements.

Below is a reconciliation between the weighted average number of ordinary shares outstanding and the weighted average number of diluted ordinary shares, considered for the calculation of earnings per share:

	06.30.2025	06.30.2024	06.30.2023
Weighted average number of shares outstanding	598	592	602
Concepts that affect dilution	64	110	83
Weighted average number of common shares diluted	662	702	685

31.
Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created on September 30, 2011, which aims at certain selected employees, directors and top management IRSA and CRESUD (the “Participants”). Participation in the plan was voluntary and employees were invited to participate by the Board.

Under the Incentive Plan, during the fiscal years 2011, 2012 and 2013 entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions, required to qualify such Contributions (except in case of disability or death, where there is no time limit). Contributions shall be held by IRSA and CRESUD, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants only when the employees retire from the Company. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

Regarding the shares to be delivered by Cresud to the employees of the company, and for the shares to be delivered by IRSA to Cresud employees, the Group accounts the active or passive position measured at the closing date of the financial statements.

During the fiscal years ended June 30, 2025, 2024 and 2023, the Group granted 0.2, 0.40 and 0.40 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2025	06.30.2024	06.30.2023
At the beginning	2,824,904	3,214,409	3,583,343
Granted	(147,122)	(389,505)	(368,934)
At the end	2,677,782	2,824,904	3,214,409

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 23.5 per share of IRSA and ARS 16.45 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Defined contribution plan

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, will have access to the 100% of the Company contributions under the following circumstances:

(i) ordinary retirement in accordance with applicable labor regulations;
(ii) total or permanent incapacity or disability;
(iii) death.

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years. Starting from July 1, 2023, contributions will only be made at 100% of the Basic Contributions.

On July 1, 2023, a new ILP plan came into effect, which covers certain key positions. This is a compensation plan in which participants are entitled to receive a defined contribution if the objectives set by the company for the next three fiscal years are achieved. To receive the contribution, beneficiaries are required to remain with the Company until the end of the program on June 30, 2026, and meet the objectives.

Contributions made by the Group under the Plan amount to ARS 3,970 and ARS 2,717 for the fiscal years ended June 30, 2025 and 2024, respectively.

Employee long-term incentive - BrasilAgro

On October 2, 2017, the General Shareholders' Meeting of BrasilAgro approved the creation of a long-term share-based incentive plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants are entitled to receive a specified number of shares if they remain with the Company during the consolidation period and meet certain key performance indicators (“KPIs”).

The ILPA Plan provides that the Board of Directors has broad powers to implement it. The shares granted under the ILPA Plan cannot, at any time, exceed the cumulative limit of 2% of the shares issued by the Company.

Shares are granted if participants remain with the Company until the end of the consolidation period and meet certain KPIs. The valuation of the AGRO3 share price is one of the pillars of the program, and if a minimum percentage is not achieved, participants will not be entitled to receive shares. If the share price KPI is met, the number of shares granted will be divided into three ranges based on the level of achievement of the other three KPIs, adjusted for dividends per share distributed during the consolidation period. The performance indicators also include, in addition to the AGRO3 share price, operating profitability, land sales, and resource capitalization.

Continuing with the share-based compensation program, on July 1, 2023, the third ILPA Plan was initiated, with a fair value of the benefit estimated between BRL 13.34 and BRL 15.94 per share, depending on the participant’s profile, with a term of three years. For the determination of the fair value of the benefit, the AGRO3 share price at the grant date was considered, and the probable price range at the end of the consolidation period was projected. Expenses are adjusted based on this review, and the effects are recognized prospectively.

The ILPA Plan is accounted for in accordance with IFRS 2, as the Company receives services from participants and, in return, agrees to deliver its own shares. As of June 30, 2025, the accumulated expenses under the Plan amounted to BRL 3 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. All transactions are carried out in accordance with market parameters.

Remunerations of the Board of Directors

The Act N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed, except that such remunerations were expressly agreed by the Shareholders' Meeting, for which purpose the matter must be included as one of the items on the agenda.

Some of the Group's Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Act N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending on the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors and perform functions in accordance with the instructions delivered by the Board itself.

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Diego Chillado Biaus	09/15/1978	General Manager of Livestock Operations and Specialties in Argentina	2022
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's background, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contributions and share-based incentive plans that are described in Note 31, respectively.

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2025 amounts to ARS 267.

Corporate Service Agreement with IRSA

Considering that Cresud and IRSA have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP, which was periodically modified, the last update being on June 28, 2019. On December 22, 2021, were held the shareholders' meeting approving the merger by absorption of IRSA and IRSA CP, for which IRSA, in its capacity as absorbing company, is the successor of all the rights and obligations assumed by IRSA CP by the Framework Agreement. The last modification to the Framework Agreement was made on July 12, 2022.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under this Framework Agreement, corporate services are currently provided for different areas including: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance and others.

Under this agreement, the companies entrusted an external consultant with the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud and IRSA to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

Offices and Shopping malls spaces leases

The offices of our President are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

In addition, the Group leases various spaces in shopping centers (such as retail units, stands, storage units, or advertising spaces) to third parties and related parties, such as BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA, Fundación Puerta 18 and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us and IRSA. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

Fundación Puerta 18 is a non-profit organization created in 2016 by Fundación IRSA. It is a free space for artistic and technological creation for young people between 13 and 24 years old. Through a non-formal education approach, it fosters the development of skills, vocations, and talents in young people by means of the multiple resources offered by technology.

Fundación Museo de los Niños acts as special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Mall Alto Rosario were loaned for a term of 30 years Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

Our company and related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Purchase-Sale of goods and/or services hiring

In the normal course of its business and with the aim of make resources more efficient, in certain occasions purchase and/or hire services which later sells and/or recover for companies or other related parties, based upon their actual utilization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of advertising space in media

Our company and our related parties frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Purchase-sale of financial assets

Cash surplus are usually invested in several instruments that may include those issued by related companies acquired at issuance or from unrelated third parties through transactions in the secondary market.

Investment in investment funds managed by BACS

The Group invests parts of liquid funds in mutual funds managed by BACS among other entities.

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings accrue interests at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, which provides collection services for our shopping malls.

San Bernardo lease

The Company leased in January 2019 a farm in the Province of Córdoba owned by San Bernardo de Córdoba S.A. (formerly Isaac Elsztain e hijos S.C.A), continuing the lease held in August 2015, for a fraction of 10,896 hectares.

The lease was agreed for 12,590 hectares and the price was set at the amount of pesos equivalent to 2.5 kg of meat per hectare. The price of meat will be set taking into account the price per kilo of meat determined by the I.N.M.L (cattle index of the Liniers Market) reported on the website of said Market. Additionally, a production prize equivalent to 15% of the kilos produced in excess of 175,000 was agreed for the total of the existing property.

Consulting Agreement

In accordance with the terms of the Consulting Agreement, in force as from November 7, 1994, and its amendments, CAMSA provides us with advisory services on matters related to activities and investments included agricultural, real estate, financial and hotel operations, among others. An 85% of the capital stock of CAMSA is held by one of our shareholders and President of our Board of Directors, while the remaining 15% of the capital stock is owned by our First Vice President.

Based on the terms and conditions of the Consulting Agreement, CAMSA provides us with the following services:
● advise in relation to investing in all aspects of the agricultural business, real estate, financial, and hotel operations, among others, and business proposals;
● acts on behalf of our company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
● provides advisory services on investments in securities related to such transactions.

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax from our separate statement of income. During the years ended as of June 30, 2025, 2024 and 2023, ARS (9,081), ARS (12,945) and ARS (24,823) were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary presentation of the balances with related parties as of June 30, 2025 and 2024:

Item	06.30.2025	06.30.2024
Trade and other receivables	53,669	48,967
Investments in financial assets	4,988	5,274
Trade and other payables	(28,823)	(34,232)
Borrowings	(855)	(728)
Total	28,979	19,281

Related party	06.30.2025	06.30.2024	Description of transaction	Item
New Lipstick	292	307	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,610	2,765	Other investments	Investments in financial assets
	365	347	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	51	54	Leases and/or right of use assets receivable	Trade and other receivables
	18,701	6,596	Dividends	Trade and other receivables
La Rural S.A.	1,885	1,917	Canon	Trade and other receivables
	(493)	(3)	Other payables	Trade and other payables
	5	22	Other receivables	Trade and other receivables
	(1)	-	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	16	17	Loans granted	Trade and other receivables
	(855)	(728)	Borrowings	Borrowings
	9	40	Management fees receivable	Trade and other receivables
	(69)	(29)	Other payables	Trade and other payables
	51	15	Other receivables	Trade and other receivables
Total associates and joint ventures	22,568	11,321
CAMSA and its subsidiaries	(8,947)	(13,132)	Management fee payables	Trade and other payables
	-	(4)	Reimbursement of expenses	Trade and other payables
Yad Levim LTD	24,739	24,638	Loans granted	Trade and other receivables
Galerias Pacifico	-	4,530	Loans granted	Trade and other receivables
	3	4	Other receivables	Trade and other receivables
Sutton	6,120	5,666	Loans granted	Trade and other receivables
	(101)	(107)	Other payables	Trade and other payables
Rundel Global LTD	2,378	2,509	Other investments	Investments in financial assets
Sociedad Rural Argentina	(9,734)	(12,846)	Other payables	Trade and other payables
Other related parties	1,395	1,422	Other receivables	Trade and other receivables
	(2,008)	(229)	Other payables	Trade and other payables
	36	81	Reimbursement of expenses receivable	Trade and other receivables
	(200)	-	Dividends payable	Trade and other payables
	(99)	(79)	Legal services	Trade and other payables
Total other related parties	13,582	12,453
IFISA	-	3,310	Financial operations receivables	Trade and other receivables
Total direct parent company	-	3,310
Directors and Senior Management	(7,171)	(7,803)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(7,171)	(7,803)
Total	28,979	19,281

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Agrouranga S.A..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2025, 2024 and 2023:

Related party	06.30.2025	06.30.2024	06.30.2023	Description of transaction
BHN Vida S.A.	-	(34)	(17)	Financial operations
BHN Seguros Generales S.A.	-	(12)	(7)	Financial operations
Comparaencasa Ltd.	(64)	2,179	389	Financial operations
Other associates and joint ventures (i)	(344)	75	(326)	Leases and/or right of use assets
	476	385	477	Corporate services
	27	297	362	Financial operations
Total associates and joint ventures	95	2,890	878
CAMSA and its subsidiaries	(9,081)	(12,945)	(24,823)	Management fee
Rundel Global LTD	-	4,519	683	Financial operations
Yad Levim LTD	1,379	1,306	1,114	Financial operations
Sociedad Rural Argentina	1,697	5,443	349	Financial operations
Other related parties	(261)	(269)	(6)	Leases and/or rights of use
	(1,122)	(1,418)	(63)	Fees and remunerations
	116	86	(1,114)	Corporate services
	(707)	(802)	(927)	Legal services
	(201)	(517)	(980)	Financial operations
	(704)	(1,418)	(119)	Donations
	1,010	1,663	1,522	Income from sales and services from agricultural business
Total other related parties	(7,874)	(4,352)	(24,364)
IFISA	18	7	166	Financial operations
Total Parent Company	18	7	166
Directors (ii)	(20,224)	(3,734)	(76,161)	Management fee
Senior Management	(1,210)	(573)	(1,259)	Compensation of Directors and senior management
Total Directors and Senior Management	(21,434)	(4,307)	(77,420)
Total	(29,195)	(5,762)	(100,740)

(i) Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality and Agrouranga S.A..

The following is a summary of the transactions with related parties for the years ended June 30, 2025 and 2024:

Related party	06.30.2025	06.30.2024	Description of transaction
Puerto Retiro	(35)	-	Irrevocable contributions
Total irrevocable contributions	(35)	-
Agro-Uranga S.A.	613	1,322	Dividends received
Uranga Trading S.A.	-	174	Dividends received
BHSA	20,779	19,852	Dividends received
Cyrsa S.A.	618	-	Dividends received
Viflor	-	57	Dividends received
Nuevo Puerto Santa Fe S.A.	387	616	Dividends received
La Rural S.A.	4,960	2,027	Dividends received
Total dividends received	27,357	24,048
Quality	-	(36,195)	Sale of shares
Total sale of shares	-	(36,195)

33.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2025	06.30.2024	06.30.2023
Inventories at the beginning of the year	80,543	28,754	109,297	112,444	104,063
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	32,897	-	32,897	(2,491)	11,732
Changes in the net realizable value of agricultural products after harvest	4,642	-	4,642	10,002	(13,136)
Currency translation adjustment	33,041	(662)	32,379	(42,824)	(1,919)
Transfers	-	163,301	163,301	-	(2,238)
Impairment	-	(19,125)	(19,125)	-
Harvest	302,799	-	302,799	393,886	368,993
Acquisitions and classifications	236,748	172,710	409,458	384,518	427,162
Consume	(56,029)	-	(56,029)	(41,688)	(61,686)
Inventories at the end of the year	(248,268)	(160,999)	(409,267)	(242,856)	(236,109)
Cost as of 06.30.2025	386,373	183,979	570,352	-	-
Cost as of 06.30.2024	418,512	152,479	-	570,991	-
Cost as of 06.30.2023	437,120	159,742	-	-	596,862

(i) Includes biological assets (see Note 14)
(ii) Includes trading properties (see Note 11)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	06.30.2025	06.30.2024
Assets
Trade and other receivables
US Dollar	120.048	1,196.00	143,578	116,006
Brazilian Reais	-	-	-	3,764
Euros	0.010	1,406.62	14	14
Uruguayan pesos	-	-	-	29
Trade and other receivables related parties
US Dollar	27.257	1,205.00	32,845	26,675
Total Trade and other receivables			176,437	146,488
Investment in financial assets
US Dollar	119.087	1,196.00	142,428	145,237
New Israel Shekel	7.522	357.24	2,687	1,301
Pounds	0.533	1,639.24	874	1,125
Investment in financial assets related parties
US Dollar	2.166	1,205.00	2,610	2,765
Total Investment in financial assets			148,599	150,428
Derivative financial instruments
US Dollar	3.551	1,196.00	4,247	2,016
Total Derivative financial instruments			4,247	2,016
Cash and cash equivalents
US Dollar	149.620	1,196.00	178,945	73,837
Chilenean pesos	99.709	1.29	129	3,150
Euros	0.010	1,406.62	14	7
Guaraníes	59.218	0.15	9	8
Brazilian Reais	0.200	220.00	44	96
New Israel Shekel	0.003	357.24	1	1
Pounds	0.002	1,639.24	4	4
Uruguayan pesos	0.066	30.22	2	22
Total Cash and cash equivalents			179,148	77,125
Total Assets			508,431	376,057

Liabilities
Trade and other payables
US Dollar	84.197	1,205.00	101,457	86,864
Uruguayan pesos	0.993	30.22	30	2,282
Brazilian Reais	-	1,420.21	-	15,760
Trade and other payables related parties
US Dollar	8.006	1,205.00	9,647	12,732
Bolivian pesos	0.340	173.76	59	63
Total Trade and other payables			111,193	117,701
Lease liabilities
US Dollar	5.846	1,205.00	7,044	18,673
Total Lease liabilities			7,044	18,673
Provisions
New Israel Shekel	89.193	357.24	31,863	28,322
Total Provisions			31,863	28,322
Borrowings
US Dollar	962.755	1,205.00	1,160,120	827,548
Borrowings with related parties
US Dollar	0.904	1,205.00	1,089	942
Total Borrowings			1,161,209	828,490
Derivative financial instruments
US Dollar	0.037	1,205.00	45	252
Total Derivative financial instruments			45	252
Total Liabilities			1,311,354	993,438

(1) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).
(2) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3) Exchange rate as of June 30, 2025 according to Banco Nación Argentina records.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

35.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit C – inversions in actions	Note 8 - Participation in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E – Provisions	Note 21 – Provisions
Exhibit F - Cost of sales and services provided	Note 33 – Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

36.
Relevant events of the year

Warrants exercise - CRESUD

During the fiscal year ended June 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 7.2 million, equivalent to ARS 7,842 million, were received, for converted warrants of 12,703,820 and a total of 17,718,953 common shares of the Company with a nominal value of ARS 1 were issued.

Change in Warrants terms and conditions - CRESUD

As a result of the cash dividend payment made by the Company on October 28, 2024, certain terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3146. Post-dividend ratio: 1.4075.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4303. Post-dividend price: USD 0.4019.

The other terms and conditions of the warrants remain the same.

Dividend Payment – BrasilAgro

On October 22, 2024, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 155 million, equivalent to ARS 33,111 million. The full amount was paid as of the date of these consolidated financial statements.

Shares Buyback Program – New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, IRSA completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were fully paid on the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions - IRSA

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the fiscal year ended June 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 6.3 million, equivalent to ARS 7,373 million, was received, for converted warrants of 14,704,110 and a total of 21,061,631 common shares of the Company with a nominal value of ARS 10 were issued.

Dividend Payment – FYO

On January 8, 2025, at the General Ordinary and Extraordinary Shareholders’ Meeting, FYO approved the payment of dividends for a total amount of USD 3.2 million.

Banco Hipotecario S.A. – Cash dividend payment

On March 31, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 64,893 million, which will be paid in 10 equal, monthly, and consecutive installments, in proportion to each shareholder’s equity interest, and calculated in constant currency as of the payment date of each installment. The amount is expressed in the currency defined as approved by the Ordinary and Extraordinary General Shareholders' Meetings. The first installment was collected as of June 30, 2025.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

37.
Subsequent events

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

● Series XLVIII Notes denominated in dollars for an amount of USD 43.7 million at a fixed rate of 8.0%, with semiannual interest. The principal will be repaid in one installment on the maturity date, July 11, 2028. The issue price was 100% of the face value.

Sales of “Ramblas del Plata” lots – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

Series XLIX Notes – CRESUD

On September 2, 2025, the Company issued Series XLIX Notes in the local market for a total amount of USD 31.3 million. The main features of the issue are detailed below:

● Series XLIX Notes denominated in dollars for an amount of USD 31.3 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually. The principal will be made in one installment, on the maturity date, September 2, 2027. The issue price was 100% of the nominal value.

Independent auditor’s report

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinion

We have audited the consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the Group) which comprise the consolidated statement of financial position as at June 30, 2025, and the consolidated statement of income and other comprehensive income, consolidated statement of changes in shareholder´s equity, and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinión

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L.
Bouchard 557, piso 8°
C1106ABG – Autonomous City of Buenos Aires, Argentina
www.pwc.com.ar
T: +(54.11) 4850.0000

Emphasis of Matter – Restatement of previously issued financial statements.

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes the effects of the restatement of the inflation adjustment of the share premium arising from the exercise of warrants.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our Audit addressed the key audit matter

Investment properties valued using the discounted cash flow method

As described in Note 9 to the consolidated financial statements, the Group used a discounted cash flow model to value its shopping centers, which are classified as investment properties. As of June 30, 2025, these properties amounted to ARS 1,425,467 million, representing approximately 59% of the Group’s total investment properties as of that date. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The main assumptions used by management to value these investment properties included the determination of appropriate discount rates and the projection of macroeconomic variables such as inflation, exchange rates, and Argentina’s gross domestic product. This valuation technique requires management to make judgments and estimates regarding the future behavior of multiple interrelated variables, and changes in these assumptions could have a significant impact on the fair value of these properties.
The key considerations for our determination that the audit procedures performed related to the Group’s investment properties valued using the discounted cash flow methodology constitute a critical audit matter are based on the significant judgment exercised by management in determining the fair value of these properties due to the use of a valuation model, which included significant assumptions related to the determination of discount rates and the projection of macroeconomic variables such as inflation, exchange rates, and Argentina’s gross domestic product. This, in turn, led to a high degree of subjectivity and auditor judgment in evaluating the audit evidence obtained related to the valuation, and involved the use of experts and specialists with specialized skills and knowledge in the field.

The audit procedures related to this key matter included, among others:
● Obtaining an understanding of how management and its specialists perform the calculation and validate the completeness and accuracy of the relevant information used;
● Testing the design and operating effectiveness of controls related to the valuation of investment properties using the discounted cash flow methodology. These controls include reviewing the method, the significant assumptions used in its preparation, and the evaluation of the discount rate, among others;

● Assessing, with the involvement of professionals with specialized skills and knowledge, the reasonableness of the methodology and the discount rate used;

● Evaluating the reasonableness of the key assumptions used by Management in the model, considering (i) current and past performance, (ii) consistency with external market data, and (iii) consistency with evidence obtained in other areas of the audit;

● Testing the mathematical accuracy of the calculations to determine the amount resulting from the methodology and verifying its proper recording;

● Reviewing the disclosures included in the consolidated financial statements.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

●
Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company Group to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company [Group] as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication

Autonomous City of Buenos Aires, September 3, 2025

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Andrés Suarez
Contador Público (UBA)
C.P.C.E.C.A.B.A. T° 245 F° 61